annual report


03056982

C&D Technologies, Inc.









C&D Technologies, Inc. is a technology company that produces and markets systems for the conversion and storage of electrical power, including industrial batteries and electronics. It is a leading and valued supplier of products in three major categories — reserve power systems, electronic power supplies and motive power systems. Approximately 70% of the company's current sales are reserve power systems supplied to leading operators of telecommunications, data transmission, and infrastructure computer systems and utilities to enable them to maintain critical operations during power outages.

C&D Technologies, Inc.

The company is organized into four operating divisions:


Powercom
Designs, engineers, manufactures, markets, and services fully integrated power systems which provide back-up battery power in the event of a primary power loss or interruption and can both monitor and rectify AC to DC current in telecommunications equipment.
Dynasty
Designs, produces and markets industrial reserve power batteries.
Power Electronics
Designs, manufactures, markets, and distributes AC to DC and DC to DC power electronics which convert, control and distribute power as needed within electronic equipment.
Motive Power
Designs, manufactures, markets, and services batteries, chargers and related electronics.

Corporate Governance

We adhere to sound principles and best practices in corporate governance to ensure C&D's integrity, transparency and long-term financial strength. Leading us in this effort are our directors, all of whom are "independent," except our Chief Executive Officer.

During fiscal 2003, we strengthened the role of our Board and its committees in overseeing the company's management and financial controls and practices. We believe that informed, independent, and active board members are at the heart of good governance, and our Board members meet this high standard. The interests of our stockholders are well served by their stewardship.

Financial Highlights

Fiscal years (ended January 31)

In thousands, except per share and ratio data	**2003**	2002
Sales	**$335,745**	$471,641
Operating income	**$ 34,054**	$ 67,574
Net income	**$ 19,292**	$ 36,074
Net income per common share – basic	**$ 0.75**	$ 1.38
Weighted average common shares – basic	**25,818**	26,154
Net income per common share – diluted	**$ 0.74**	$ 1.35
Weighted average common shares – diluted	**26,025**	26,688
Stockholders' equity	**$258,274**	$241,858
Debt/equity ratio	**0.15**	0.31
Net cash flows provided by operating activities	**$ 55,150**	$ 81,770

Sales

dollars in millions


$700
600
500
400
300
200
100
0
99 00 01 02 03

Net Income

dollars in millions


$60
50
40
30
20
10
0
99 00 01 02 03

Net Income Per Common Share–Diluted


$2.50
2.00
1.50
1.00
0.50
0
99 00 01 02 03

Dear Fellow Stockholders:

C&D Technologies, by focusing on our products and operations, achieved solid profitability, strong cash flow, and an improved balance sheet in fiscal year 2003. However, both sales and earnings declined as a result of continuing weakness in our major markets, especially telecommunications. Sales declined 29% to $335.7 million from $471.6 million in fiscal 2002, and net income declined 47% to $19.3 million, or $0.74 per diluted share, from $36.1 million, or $1.35 per share, a year earlier.

While we obviously are not pleased with these results, we remain convinced that the need for dependable backup power and related electronics products will increase in the future and that C&D Technologies will continue to be a dependable supplier, providing the best value proposition for our customers. Additionally, to improve our future results, we have made targeted changes in the areas of operations, product development and management resources.

To increase efficiencies throughout our operations, we closed and sold facilities and consolidated or outsourced certain manufacturing operations into lower-cost locations. Specifically, in our Power Electronics business, we closed our Shannon, Ireland, research and development facility, moving its activities into our Milton Keynes, U.K., facility. We also announced and took charges for the transfer of certain Power Electronics manufacturing to our factory in Guangzhou, China. In addition, we concluded the sale of our Conshohocken, Pennsylvania, facility, where we ceased production of metal racks and trays in March 2002, resulting in a $1.6 million gain.

As a result of these actions, our company's total workforce declined to approximately 2,480 employees at fiscal year-end, down 10% from the prior year. We expect that additional savings from the consolidation of our operations will benefit us in the coming year.

Our company's full-year operating cash flow of $55.1 million enabled us to accomplish other significant objectives critical to our company's future. We funded research and development activities at $9.5 million, only a modest 8% decline from the prior year; we carried out capital spending of $7.2 million,

C&D Technologies, by focusing on our products and operations, achieved solid profitability, strong cash flow, and an improved balance sheet in fiscal year 2003.



Wade H. Roberts, Jr., President and Chief Executive Officer, and William Harral III, Chairman

dedicating it mainly to productivity improvements, as well as maintenance and environmental compliance; we reduced debt by 46% to $40 million; we repurchased 585,800 shares of company stock valued at $9.8 million; and we met our obligations to employees by depositing $17 million of cash and company stock into the employee pension plan, the latter being accomplished without taking a charge against equity.

Our dedication to product quality and new product development, supported by solid customer service, continued to pay off for us despite the difficult market conditions. During the past year, we opened a state-of-the-art battery testing and laboratory facility at our Leola, Pennsylvania location. We estimate that approximately $30 million, or 9%, of C&D Technologies' fiscal 2003 sales came from products introduced within the past year.

While we continue seeking ways to maintain or accelerate organic growth, we also recognize the potential value of growth via strategic acquisitions. We remain firmly committed to completing earnings-accretive transactions that enhance our competitive position.

The company's management capability was strengthened with the addition of four vice presidents. Robert M. Scott, formerly plant manager of our Huguenot, New York, production facility was appointed a vice president of the company and named General Manager of our Motive Power Division. Christopher J. O'Brien joined the Powercom Division as Vice President of Powercom Electronics, bringing 15 years of experience in sales, marketing and development of high-tech products. James C. Blackstone joined the Motive Power Division as Vice President of Sales. He brings with him 15 years of sales leadership experience. Kevin D. Burgess was added to the corporate staff as Vice President of Human Resources. His background includes revamping compensation and employee benefits programs as well as extensive experience in all aspects of labor and employment.

During the last twelve months, two members were added to our company's Board of Directors. Robert I. Harries, Senior Vice President of FMC Corporation and General Manager of its Industrial Chemicals Group and Shared Services, and Stanley W. Silverman, President and Chief Executive Officer of PQ Corporation, joined the Board. These appointments bring our Board membership to nine.

We right-sized our business while preserving our company's core strengths; maintained or increased market share in core products; remained solidly profitable; and reinforced our strong financial foundation.

During 2002, Congress passed the Sarbanes-Oxley Act, and the New York Stock Exchange and Securities and Exchange Commission followed up with new rules and regulations in response to several corporate fraud and accounting scandals that had come to light. The legislation and new rules and regulations govern, among other matters, the relationships among the company's officers, the Board, the audit committee and internal and external auditors. The Act also requires additional public disclosures by management and increases penalties for securities laws violations. C&D Technologies' Board, under the leadership of its Nominating/Corporate Governance Committee, conducted an extensive review of the company's governance policies and procedures in the context of the new law. Based on the committee's work, we determined that our company was in substantial compliance with many of the new requirements. In cases where the law had changed or new rules applied or were proposed, we amended our company's policies and procedures, and adopted new ones as required, to bring the company into alignment. Our Board and management are committed to complying with the spirit as well as the letter of the new law. Additionally, stockholders are invited to review our company's Code of Business Conduct, by visiting our corporate web site, www.cdtechno.com.

All of us at C&D Technologies are proud of what we accomplished last year in an environment of weak demand, slow growth, increased globalization and more aggressive competition. Even as we experienced declines across most of our markets, we right-sized our business while preserving our company's core strengths; maintained or increased market share in core products; remained solidly profitable; and reinforced our strong financial foundation. Nevertheless, we are fully aware that the long-term objective and responsibility of a company's management is to reward investors through consistent growth in revenues and earnings. To achieve that growth, we are fully committed to applying to future growth the same resourcefulness we used to streamline our operations. We remain optimistic that C&D Technologies' dynamic markets will rebound and that we are properly positioned to effectively serve them.

Thank you for your continuing support.

Respectfully,



William Harral, III
Chairman
April 17, 2003



Wade H. Roberts, Jr.
President and Chief Executive Officer



Telecommunications cellular, local and long distance service providers depend on C&D Powercom batteries, electronics, and complete power systems for continuous operation in the event of power outages.



Powercom maintained its position as a leading supplier of fully integrated reserve power systems for the telecommunications, uninterruptible power supply (UPS), utility, and switchgear and control markets and emerging markets such as solar power.

Among its accomplishments in fiscal 2003, the Powercom Division:

- Extended existing product lines such as the Liberty 2000 MAX® by introducing the Liberty® 2000 SuperMAX battery system. This product line includes a 2000AH model and accounted for $22 million, or 16% of the division's sales over the year.
- Enhanced productivity by launching lean manufacturing initiatives at its facilities in Dunlap, Tennessee; Leola, Pennsylvania; and Attica, Indiana.
- Strengthened its Powercom Electronics group by restructuring it under the leadership of new vice president, Christopher J. O'Brien, and by upgrading the engineering and product development teams.
- Made significant shipments and increased order backlog of batteries for Minuteman missiles for the U.S. Department of Defense.
- Increased market share in key product categories (e.g., flooded batteries).
- Laid foundation for further integration with Dynasty Division's sales organization.

Powercom generated 43% of the company's sales in fiscal 2003. Powercom sales totaled $144.5 million compared with $234.8 million in the prior year. The division's operating income for the year was $25.5 million compared with $57.3 million in fiscal 2002. Sales and income were affected by weak industry-wide demand for reserve power batteries used in telecommunications and UPS applications. These two combined industry sectors accounted for over 80% of the division's sales for fiscal year 2003.

Powercom's major products are marketed under the Liberty Series®, LCT II and MCT II brands, XTL Series, Hyperon™, AGM™, and ACM™ Modular Power Plants and the ARE & ARR Charger Series. They are designed and manufactured by the company at its facilities in the United States and Mexico.

Although unit sales declined during fiscal 2003, Powercom's customer base has remained relatively stable. The customer base includes North America's leading telecommunications and UPS companies, served through the company's direct sales channel, its manufacturers' representatives and a host of other resellers and original equipment manufacturers.




Dynasty



Leading providers of UPS and broadband/CATV network systems rely on C&D Dynasty brand batteries to ensure uninterrupted service.

Industrial batteries are at the heart of UPS systems, and Dynasty remains a dependable supplier to original equipment manufacturers (OEMs) as well as after-market service providers.

To offset recent market declines, the Dynasty Division:

- Introduced the new GXL85 battery in the U.S. and Europe for cable/broadband applications.
- Qualified key flame-retardant UPS battery products for production in the company's Shanghai, China, facility, from which they will be distributed worldwide.
- Obtained recertification of the Milwaukee, Wisconsin facility as meeting the most recent ISO9001:2000 standards.
- Finalized three-year contract with a major UPS OEM to supply valve-regulated batteries for use in its three-phase UPS systems.
- Developed and executed marketing programs focused on growing market presence in both the mobility and emergency lighting markets.
- Laid foundation for further integration with Powercom Division's sales organization.

Dynasty produced 27% of the company's sales in fiscal 2003. Division sales totaled $89.9 million in fiscal 2003 compared to $112.8 million in fiscal 2002. The division's operating income was $13.5 million last year, compared with $17.4 million in the prior year. The declines were due to reduced demand for products across all major markets.

Dynasty provides industrial batteries for UPS applications, an essential part of corporate computer and data systems, providing for an orderly shutdown without loss of data or disruption of service in the event of a power failure or interruption. For many in the telecommunication and cable TV (CATV) sectors, Dynasty® valve-regulated (i.e., sealed) batteries remain the product of choice, especially when extreme or remote environments complicate maintenance practices.



Dynasty has production facilities in Milwaukee, Wisconsin; Shanghai, China; and Conyers, Georgia. It also has an extensive network of distributors and warehouse services throughout North America, Europe and Asia. These capabilities have established it as a key supplier in all core markets.



Power Electronics

C&D Power Electronics' products, designed for efficiency and performance, are used in telecommunications, office equipment, and industrial automation applications.



More than 15% of Power Electronics' sales in fiscal 2003 were derived from new products introduced in the last 15 months. This kind of innovation is expected to expand the use of C&D electronics in telecommunications and automation products using distributed power architectures.

To position itself for future growth, the Power Electronics Division also:

- Restructured, upgraded and expanded worldwide channels to market by engaging new distributors and independent manufacturers' representatives and solidifying existing key sales channel relationships.
- Revamped its worldwide marketing and sales program supported by a new web site and coordinated product literature, including multilingual elements targeted at supporting local markets.
- Introduced new products including high-efficiency eighth brick DC to DC, low current point of load converters and market leading ultra slim Compact PCI (cPCI) power conversion products.
- Closed Shannon, Ireland, R&D facility and consolidated it into Milton Keynes, U.K., facility without negative effect on product development or customer service.
- Began relocating production of certain products to its plant in Guangzhou, China, from facilities with higher manufacturing costs.

Power Electronics contributed 14% of company sales in fiscal 2003. Division sales totaled $46.8 million in fiscal 2003 compared with $63.2 million in fiscal 2002. The division reported an operating loss of $52,000 for fiscal 2003, compared to a loss of $6.0 million for the prior year. The loss was due to a fourth quarter reorganization charge of $1.3 million.

Power Electronics serves several major market segments including telecommunications, office equipment and industrial automation with DC to DC converters, AC to DC and DC to DC power supplies, and magnetics.

Power Electronics produces its products in the United States, Mexico, China and the United Kingdom.







Motive Power



The demanding operating conditions for electrical industrial vehicles require the dependable operation of C&D Motive Power batteries, chargers, and electronics.

This division's financial results again disappointed us and were the principal reason for the changes cited below. We remain determined to generate a profit in this business.

The following changes were completed or initiated in the Motive Power Division during fiscal 2003 to improve performance:

- Appointment of a new Vice President and General Manager, Robert M. Scott, formerly plant manager at the division's primary manufacturing facility in Huguenot, New York.
- Successful negotiation of a new five-year collective bargaining agreement at the Huguenot production facility.
- Restructuring of marketing and distribution under the leadership of a new Vice President of Sales, James C. Blackstone.
- Reduction of costs by bringing on-stream an automated battery production line and installing new plate-pasting equipment.
- Outsourcing of metal fabrication resulting in the profitable sale of the Conshohocken, Pennsylvania, facility.
- Agreement with Interstate Battery System of America, Inc. to serve as a C&D Motive Power distributor.
- Institution of a private-brand program for batteries and chargers.

Motive Power was responsible for 16% of company sales last year. Division sales totaled $54.5 million in fiscal 2003 compared with $60.9 million in fiscal 2002. The division recorded an operating loss of $4.9 million in 2003 compared with an operating loss of $1.2 million in the prior year.

The division produces and markets batteries, chargers and monitoring systems primarily for use in electric industrial vehicles such as fork lift trucks and automated guided vehicles.

Motive Power batteries and associated electronics are designed and manufactured by the company at facilities in the United States. Sales are made through a network of independent manufacturers' representatives and distributors as well as through company-owned direct sales and service branches located across North America.

The division provides full technical and engineering support for its batteries and battery charging and monitoring equipment. Customers benefit from this support through extended battery life, improved operating performance, reduced electricity consumption and less frequent capital investment in new batteries.

Major Motive Power brands are C-Line™, V-Line®, Ranger®, Ferro Five® and SmartBattery®.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JANUARY 31, 2003

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 1-9389

C&D TECHNOLOGIES, INC.
(Exact name of Registrant as specified in its Charter)

State or other jurisdiction of incorporation or organization: Delaware

I.R.S. Employer Identification Number: 13-3314599

Address of principal executive offices: 1400 Union Meeting Road
Blue Bell, Pennsylvania 19422

Registrant's telephone number, including area code: (215) 619-2700

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of each exchange on which registered
Common Stock, par value $.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes (x) No ( )

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [ ]

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act): Yes (x) No ( )

Aggregate market value of the voting stock held by nonaffiliates of the Registrant, based on the closing price on July 31, 2002: $393,365,732

Number of shares outstanding of each of the Registrant's classes of common stock as of April 4, 2003: 25,594,301 shares of Common Stock, par value $.01 per share.

Documents incorporated by reference:

Portions of Registrant's Proxy Statement to be filed pursuant to Regulation 14A within 120 days after the end of Registrant's fiscal year covered by this Form 10-K	Part III (Part of Form 10-K into which Document is incorporated.)

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TABLE OF CONTENTS

C&D TECHNOLOGIES, INC.

PART I

Item 1. *Business*

About Our Company

C&D Technologies, Inc. (together with its operating subsidiaries, "we", "our" or "C&D") is a technology company that produces and markets systems for the conversion and storage of electrical power, including reserve power systems and embedded, high frequency switching power supplies. Our integrated reserve power systems are comprised of the following:

- industrial lead acid batteries;
- power rectifiers;
- power control equipment;
- power distribution equipment; and
- related accessories.

Our power supplies are comprised of the following:

- DC to DC converters;
- AC to DC and DC to DC power supplies;
- magnetics (transformers and inductors); and
- custom architectures.

Common applications for our power supplies product portfolio include:

- telecommunications equipment, including optical switches, remote switches, Voice Over Internet Protocol (VOIP), central office backup;
- data centers and networked (LAN and WAN) computing architecture;
- high availability industrial computing;
- industrial temperature control systems;
- industrial imaging equipment;
- displays (signs, scanning equipment);
- broadband/CATV powering;
- advanced office electronic machines, such as copiers; and
- motive power systems for electric industrial vehicles.

We sell both individual components and integrated power systems.

We were organized in November 1985 to acquire all the assets of the eighty-year old C&D Power Systems Division (the "Division") of Allied Corporation ("Allied"). The Division's business essentially was unchanged by the acquisition, which was completed on January 28, 1986. Shares of our Common Stock, par value $.01 per share ("Common Stock"), were first issued to the public in February 1987.

In October 1992, we purchased substantially all of the assets and assumed certain liabilities of the manufacturing division of Ratelco, Inc. ("Ratelco"), a Seattle, Washington-based manufacturer and distributor of power electronics equipment used primarily in the regulated telecommunications power market.

In March 1994, we purchased substantially all of the assets and assumed certain liabilities of the PowerSystems Division of ITT, a Tucson, Arizona-based company which designed and manufactured custom power supplies. These power supplies are used in the telecommunications power market and the office equipment market in such applications as networked computing architecture, digital printing equipment, industrial copy machines, remote switching equipment and other applications.

In January 1995, we purchased certain assets and assumed certain liabilities of the switching power supply division of Basler Electric Company, a Highland, Illinois-based manufacturer of electrical components. These power supplies are used for office electronics and communications applications.

In November 1995 we sold shares of Common Stock in a public offering.

In February 1996, we purchased certain equipment and inventory of LH Research, Inc. ("LH"), a Costa Mesa, California-based manufacturer of standard power supply systems for the electronics industry. The power supplies are used in telecommunications, computer, medical, process control and other industrial applications.

In March 1996, we acquired from Burr-Brown Corporation its entire interest in Tucson, Arizona-based Power Convertibles Corporation ("PCC"), which produced DC to DC converters used in communications, computer, medical, industrial and instrumentation markets as well as battery chargers for cellular phones.

In January 1998, the acquired businesses of the PowerSystems Division of ITT, the switching power supply division of Basler Electric Company, LH and PCC were combined into the Power Electronics Division of C&D.

In July 1998, we completed a two-for-one stock split, effected in the form of a 100% stock dividend.

In March 1999, we purchased substantially all of the assets of the Specialty Battery Division of Johnson Controls, Inc. ("JCI"), a Milwaukee, Wisconsin-based designer, manufacturer, marketer and distributor of industrial batteries. These assets included all of the ordinary shares of Johnson Controls Battery (U.K.) Limited, an indirect wholly owned subsidiary of JCI. In addition, in August 1999, we acquired JCI's 67% ownership interest in a joint venture battery business in Shanghai, China. The joint venture manufactures and markets industrial batteries. For reporting purposes, we have re-named the Specialty Battery Division and JCI's 67% ownership interest in the joint venture battery business in Shanghai, China the Dynasty Division.

In June 2000, we completed a two-for-one stock split, effected in the form of a 100% stock dividend.

In December 2000 (effective as of November 26, 2000), we acquired the Newport Components Division of Newport Technology Group Limited, a producer of electronic power conversion products (primarily DC to DC converters) based in the United Kingdom. For reporting purposes, this acquisition is included as part of the Power Electronics Division and is referred to as C&D Technologies (NCL) Limited ("NCL").

Fiscal Year

Our fiscal year ends on the last day of January. Any references to a fiscal year means the 12-month period ending January 31 of the year mentioned.

Forward-Looking Statements

Certain of the statements and information contained in this Form 10-K, are "forward-looking statements" (within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) and, accordingly, are subject to risks and uncertainties. For such statements, we claim the protection of the safe-harbor for forward-looking statements contained in the Private Securities Litigation Act of 1995. The factors that could cause actual results to differ materially from anticipated results expressed or implied in any forward-looking statement include those referenced in the forward-looking statement, following the forward-looking statement, described in the notes to the Consolidated Financial Statements and other factors discussed in this Form 10-K and our other filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Form 10-K. We undertake no obligation to update or revise these statements to reflect events or circumstances occurring after the date of this Form 10-K.

Forward-looking statements may be identified by their use of words like "plans," "expects," "will," "anticipates," "intends," "projects," "estimates," "believes" or other words of similar meaning. All statements that address expectations or projections about the future, including, but not limited to, statements about our strategy for growth, product development, market position, market conditions, expenditures and financial results, are forward-looking statements. Forward-looking statements are based on certain assumptions and expectations of future events. We cannot guarantee that these assumptions and expectations are accurate or will be realized. Following are some of the important factors that could cause our actual results to differ materially from those projected in any such forward-looking statements:

- We operate worldwide and derive a portion of our revenue from sales outside the United States. Changes in the laws or policies of governmental and quasi-governmental agencies, as well as social and economic conditions, in the countries in which we operate could affect our business in these countries and our results of operations. In addition, economic factors (including inflation and fluctuations in interest rates and foreign currency exchange rates) and competitive factors (such as price competition, business combinations of competitors or a decline in industry sales from continued economic weakness) both in the United States and other countries in which we conduct business could affect our results of operations. *(See Item 1. Business - International Operations, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Impact of the Economy and Shift in Customer Demand, and Item 7A. Quantitative and Qualitative Disclosure About Market Risk - Market Risk Factors.)*

- Terrorist acts or acts of war, whether in the United States or abroad, could cause damage or disruption to our operations, our suppliers, channels to market or customers, or could cause costs to increase, or create political or economic instability, any of which could have a material adverse effect on our business.

- Our results of operations could be significantly impacted by adverse conditions in the domestic and global economies or the markets in which we conduct business, such as telecommunications, UPS, CATV, switchgear and control and material handling.

- Our ability to grow earnings could be affected by increases in the cost of raw materials, particularly lead. We may not be able to fully offset the effects of higher raw material costs through price increases or productivity improvements. *(See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Raw Material Pricing and Productivity; and Inflation.)*

- Our ability to meet customer demand depends, in part, on our ability to obtain timely and adequate delivery of parts and components from our suppliers and internal manufacturing capacity. Although we work closely with our suppliers to avoid shortages, there can be no assurance that we will not encounter shortages in the future. A reduction or interruption in component supply or a significant increase in the price of one or more components could have a material adverse effect on our operations.

- Our growth objectives are largely dependent on our ability to renew our pipeline of new products and to bring these products to market. This ability may be adversely affected by difficulties or delays in product development, such as the inability to: identify viable new products; successfully complete research and development projects; obtain adequate intellectual property protection; or gain market acceptance of the new products. Our growth could also be affected by new competitive products and technologies.

- As part of our strategy for growth, we have made and may continue to make acquisitions, and in the future, may make divestitures and form strategic alliances. There can be no assurance that these will be completed or beneficial to us.

- We have undertaken and may continue to undertake productivity initiatives, including re-organizations to improve performance and generate cost savings. There can be no assurance that these will be completed or beneficial to C&D. Also, there can be no assurance that any estimated cost savings from such activities will be realized.

- Our facilities are subject to a broad array of environmental laws and regulations. The costs of complying with complex environmental laws and regulations, as well as participation in voluntary programs, are significant and will continue to be so for the foreseeable future. We are also subject to potentially significant fines and penalties for non-compliance with applicable laws and regulations. Our accruals for such costs and liabilities may not be adequate since the estimates on which the accruals are based depend on a number of factors including, but not limited to, the nature of the problem, the complexity of the issues, the nature of the remedy, the outcome of discussions with regulatory agencies and/or the government and, as applicable, other PRPs at multiparty sites, the number and financial viability of other PRPs and risks associated with litigation. *(See Business - Environmental Regulations.)*

- We are exposed to the credit risk of our customers including risk of insolvency and bankruptcy. Although we have programs in place to monitor and mitigate the associated risk, there can be no assurance that such programs will be effective in reducing our credit risks or that preference actions or other claims relating to bankruptcy proceeding will not result. *(See Item 7A. Quantitative and Qualitative Disclosure About Market Risk.)*

- Our business, results of operations and financial condition could be affected by significant pending and future litigation adverse to us, such as, without limitation, product liability, contract and employment-related claims and claims arising from any injury or damage to persons or the environment from hazardous substances used, generated or disposed of in the conduct of our business (or that of a predecessor to the extent we are not indemnified for those liabilities). *(See Item 3. Legal Proceedings.)*

- Our performance depends on our ability to attract and retain qualified personnel. We cannot assure that we will be able to continue to attract or retain qualified personnel.

- The recent outbreak of severe acute respiratory syndrome ("SARS") could cause direct disruption to our manufacturing operations located in China and our Asian suppliers, as well as indirect disruption to our other manufacturing facilities located throughout the rest of the world due to possible negative impacts on our supply chain.

- Our current loan agreement expires on March 1, 2004. We expect to enter into a new loan agreement prior to this date. We cannot assure, however, that we will be successful in securing a new loan agreement.

- Our bank loan agreement permits dividends to be paid on our Common Stock so long as there is no default under that agreement. Subject to that restriction and the provisions of Delaware law, our Board of Directors currently intends to continue paying dividends. We cannot assure you that we will continue to do so since future dividends will depend on our earnings, financial condition and other factors.

The foregoing list of important factors is not all-inclusive, or necessarily in order of importance.

Reportable Segments

Our operations are classified into the following reportable business segments:

- Powercom Division
- Dynasty Division
- Power Electronics Division
- Motive Power Division

Segments are determined using the "management approach," which means the way management organizes the segments within the enterprise for making operating decisions and assessing performance.

The financial information regarding our four business segments, which includes net sales and operating income for each of the three years in the period ended January 31, 2003, is provided in Note 15 to the Consolidated Financial Statements. See Part II, Item 8.

The Market for Our Products

We manufacture and market products in the following general categories by business segment:

- *Powercom Division* – fully integrated reserve power systems and components for the standby power market, which includes telecommunications, uninterruptible power supplies ("UPS"), utilities and solar;
- *Dynasty Division* - industrial batteries used in UPS applications for computer systems and corporate data networks, telecommunications reserve power systems and broadband cable television ("CATV") signal powering;
- *Power Electronics Division* - DC to DC converters, custom, standard and modified standard embedded high frequency AC to DC and DC to DC switching power supplies and magnetics (transformers and inductors); and
- *Motive Power Division* - motive power systems for the material handling equipment market.

We market our products through independent manufacturer's representatives, national and global distributors, specialty resellers and our own sales personnel to end users and original equipment manufacturers ("OEMs").

We sell some products to the U.S. Government. These sales accounted for less than 5% of our total company sales during each of our last three fiscal years.

Products and Customers by Business Segment

Powercom Division - Reserve Power Systems

We are a leading producer of fully integrated reserve power systems that monitor and regulate electric power flow and provide backup power in the event of a primary power loss or interruption. We also produce the individual components of these systems, including power rectifiers, system monitors, power boards, chargers and reserve batteries.

We manufacture lead acid batteries for use in reserve power systems. We sell these batteries in a wide range of sizes and configurations in two broad categories:

- flooded batteries; and
- valve-regulated (sealed) batteries.

Flooded batteries require periodic watering and maintenance. Valve-regulated batteries require less maintenance and are often smaller.

To meet the needs of our customers, our reserve power systems include a wide range of power electronics products, consisting principally of power rectifiers and distribution and monitoring equipment. Our power rectifiers convert or "rectify" external AC power into DC power at the required level and quality of voltage and apply the DC power to constantly charge the reserve battery and operate the user's equipment. For installations with end applications that require varied power levels, our power control and distribution equipment distributes the rectified power for each of the applications.

Telecommunications Customers. Our customers use the majority of our standby power products in telecommunications applications, such as central telephone exchanges, microwave relay stations, private branch exchange ("PBX") systems and wireless telephone systems. Our major telecommunications customers include national long distance companies, competitive local exchange carriers, former Bell operating companies, wireless system operators, paging systems and PBX telephone locations using fiber optic, microwave transmission or traditional copper-wired systems.

Modular Power Plants. We offer several modular power plants, which are a type of integrated reserve power system. These products, which are referred to as the Liberty® AGM Series Power Plant and the Liberty® ACM Series Power Plant, integrate advanced rectifiers with virtually maintenance-free valve-regulated batteries.

Round Cell Battery. One of our historically important telecommunications products has been the Round Cell reserve power battery, a flooded product originally designed and patented by the Bell Laboratories of AT&T for use in AT&T's own facilities and customer installations. In 1996, AT&T spun off its equipment manufacturing operations into Lucent Technologies, Inc. In January 2001, we began selling Round Cell reserve power batteries to Tyco International, Ltd. ("Tyco") as a result of Lucent Technologies, Inc.'s sale of its Power Systems business to Tyco. C&D or its predecessor has manufactured Round Cells for AT&T, Lucent Technologies, Inc. or Tyco since 1972 and has been the exclusive manufacturer since 1982.

Uninterruptible Power Supplies. We produce batteries for UPS systems, which provide instant battery backup in the event of primary power loss or interruption, thereby permitting an orderly shutdown of equipment or continued operation for a limited period of time until a power source comes back on-line. Large UPS systems are used principally for mainframe computers, minicomputers, networks and computer-controlled equipment.

Equipment for Electric Utilities and Industrial Control Applications. We produce rectifiers and batteries used in reserve power systems for switchgear and instrumentation control systems used in electric utilities and industrial control applications. These power systems provide auxiliary power that enables fossil fuel, hydro and nuclear power generating stations, switching substations and industrial control facilities to be shut down in an orderly fashion during emergencies or power failures until a power source comes back on-line.

Dynasty Division – Reserve Power Batteries

Through our Dynasty Division, we design, manufacture and distribute valve-regulated (sealed) batteries for use in reserve power systems for a wide variety of end use markets. Our product range focuses on batteries that provide less than 200-ampere hours. These products are sold primarily to customers in the UPS, telecommunications and cable markets. Major applications of these products include corporate data center backup, computer network backup for use during power outages, CATV signal powering and wireless and wireline telephone infrastructure. Our customers include industry-leading OEMs serving the UPS, broadband and telecommunications markets.

Uninterruptible Power Supplies. Similar to our Powercom Division, the Dynasty Division produces batteries for UPS systems, which provide instant battery backup in the event of primary power loss or interruption, thereby permitting an orderly shutdown of equipment or continued operation for a limited period of time until a power source comes back on-line. Our Dynasty® High Rate Series batteries have been engineered specifically for UPS applications and deliver extended life while complying with rigorous industry standards. As a critical component to overall power backup solutions, our Dynasty Division has worked closely with major global UPS OEMs to design a cost-effective, reliable product to meet customer expectations.

Telecommunications. Our Dynasty® Tel Series Long Duration batteries are designed to Telcordia Standards to meet the demanding requirements of telecommunications applications. These batteries operate in a wide variety of environmental conditions, meet prolonged run time needs so as to maintain operations during power loss and protect sophisticated electronics equipment.

CATV Signal Powering and Broadband. Dynasty® Broadband Series batteries are designed for demanding standby float applications in abusive environments. These batteries have been designed to offer the best combination of run time and service life for CATV signal powering and broadband applications. Our gelled electrolyte technology provides excellent heat transfer properties, which enable these batteries to perform in high temperature environments. Unlike other competitive gel technologies, the Dynasty® Broadband Series does not require cycling subsequent to delivery to meet 100% of rated capacity. Our Dynasty® Broadband Series of batteries is considered the market leader for CATV powering in North America.

Power Electronics Division – DC to DC Converters, Power Supplies and Magnetics

Through our Power Electronics Division we design, manufacture and market custom, standard and modified-standard electronic power supply systems. Our Power Electronics Division services several major market segments including telecommunications, networking equipment, office equipment, industrial automation and test instrumentation. In addition, our Power Electronics Division manufactures rectifiers for reserve power applications that are sold by our Powercom Division.

We sell the majority of our power supply products to OEMs of electronic products on either a custom, standard or modified-standard basis. Power supplies are embedded in almost all electronic products and are used to convert available AC or DC voltage to the required level and quality of DC voltage to power the associated equipment.

Our power supplies incorporate advanced technology and are designed for reliable operation of the host equipment. These products include DC to DC converters, AC to DC and DC to DC power supplies and magnetics (transformers and inductors) for use in a wide variety of applications, with outputs ranging from sub one watt to several kilowatts. DC to DC products are circuit board mounted devices used to convert available system power to required component voltages. DC to DC converters are widely used in distributed power architecture where system voltages require conversion to a higher or lower voltage to power components such as microprocessors and arrays. AC to DC power supplies convert alternating current, the form in which virtually all power is delivered by electric utilities to end users, into precisely controlled direct current that is required by sensitive electronic application architecture.

In the telecommunications industry, our power supplies are broadly used in central office and transmission equipment. We also produce power supplies for networking equipment (switches, routers, hubs, etc), office equipment (mass storage, digital printing, etc.), and industrial equipment (computing, automation and test instrumentation).

Motive Power Division - Motive Power Systems

Our customers use the majority of our motive power products to provide power for material handling vehicles. A significant portion of our motive power sales includes products and systems to recharge motive power batteries.

We produce complete systems and individual components (including power electronics and batteries) to monitor, charge and test the batteries used in powering electric industrial vehicles, including fork-lift trucks and automated guided vehicles. Our customers include end users in a broad array of industries, dealers of material handling equipment and, to a lesser extent, OEMs.

We offer a broad line of motive power equipment including the C-Line™ battery, which we believe is the industry standard for long life, the V-Line® battery for general material handling applications. We also offer a broad line of battery charging and associated specialty equipment.

Sales, Installation and Servicing

The sales, installation and servicing of our Powercom and Motive Power products are performed through several networks of independent manufacturer's representatives located throughout the United States and Canada. Most of our independent manufacturer's representatives (or contractors in the case of installation or service) operate under contracts providing for compensation on a commission basis or as a distributor with product purchases for resale. Dynasty and Power Electronics products are sold via a network of independent manufacturer's representatives as well as independent distributors located throughout the United States and Canada.

In addition to these networks of independent manufacturer's representatives and distributors, we employ internal sales management consisting of regional sales managers and product/market specialists. The regional sales managers are each responsible for managing a number of independent manufacturer's representatives and for developing long-term relationships with large end users, OEMs and national accounts. We also employ a separate sales force that works with the independent manufacturer's representative network and directly with certain large customers.

We have internal marketing personnel in each of our divisions to manage the development of new products from the initial concept definition and management approval stages through the engineering, production and sales processes. They are also responsible for applications engineering, technical training of sales representatives and the marketing communications function.

We maintain branch sales and service facilities in the United States, Canada, Europe and Asia, with the support of our headquarters and service personnel, and have business relationships with sales representatives and distributors throughout the world.

No single customer of C&D accounted for 10% or more of our net sales for the year ended January 31, 2003. We typically sell our products with terms requiring payment in full within 30 days. We warrant our battery products on a full and/or pro-rata basis, to perform as rated for specified periods of time, ranging from 1 to 25 years, depending on the type of product and its application. The longest warranties generally are applicable to flooded standby power batteries sold by our Powercom Division.

Backlog

The level of unfilled orders at any given date during the year may be materially affected by the timing and product mix of orders, customer requirements and, taking into account considerations of manufacturing capacity and flexibility, the speed with which we fill those orders. Period-to-period comparisons may not be meaningful. Occasionally orders may be canceled by the customer prior to shipment.

Our order backlog at February 28, 2003 was $47,085,000 and at February 28, 2002 was $53,628,000. We expect to fill virtually all of the February 28, 2003 backlog during fiscal 2004.

Manufacturing and Raw Materials

We manufacture our products at seven domestic plants, two plants in China, and one each in the United Kingdom and Mexico. We manufacture most key product lines at a single focused plant in order to optimize manufacturing efficiency, asset management and quality control.

Consolidation. In fiscal 2003, we closed the metal fabrication operations at our Conshohocken, Pennsylvania facility and now purchase products previously manufactured at this location from third parties. We also closed our Shannon, Ireland facility in fiscal 2003, shifting its manufacturing and design capabilities to other Power Electronics Division facilities. In fiscal 2002 we closed our Workington, United Kingdom facility and transferred production to our other Power Electronics Division facilities. No facilities were closed during fiscal 2001.

The principal raw materials used in the manufacture of our products include lead, steel, copper, plastics and electronic components, all of which are generally available from multiple suppliers. Other than the required use of one supplier of lead and one supplier of lead oxide for the production of Round Cell batteries for Tyco, we use a number of suppliers to satisfy our raw materials needs.

ISO 9000 Recognition. ISO certification assures customers that our internal processes and systems meet internationally recognized standards. We are ISO 9001 certified at the following domestic locations: Blue Bell, Pennsylvania headquarters and R&D facility; Conyers, Georgia; Dunlap, Tennessee; Huguenot, New York; Leola, Pennsylvania; Milwaukee, Wisconsin and Tucson, Arizona. Internationally, our operations in Guangzhou, China; Milton Keynes, United Kingdom; Nogales, Mexico and Shanghai, China are also ISO 9001 certified. Our Romsey, United Kingdom location is ISO 9002 certified.

Competition

Our products compete on the basis of:

- product quality and reliability;
- reputation;
- customer service;
- delivery capability; and
- technology.

We also offer competitive pricing, and we value our relationships with our customers. In addition, we believe that we have certain competitive advantages in specific product lines.

We believe that we are one of the four largest producers of both reserve and motive power systems in North America. We believe that the ability to provide a single source for design, engineering, manufacturing and service is an important element in our competitive position.

In reserve power systems, we believe we are the only major North American company that manufactures complete, integrated reserve power systems consisting of both electronics and batteries. Our other major competitors manufacture either electronics or batteries, but not both.

The Power Electronics Division competes globally in a large fragmented market. We believe that we are among the top 10 manufacturers of embedded OEM power supply products in the world.

When lead prices rise, certain of our competitors that own smelting operations may have lower lead costs than we have. However, when lead prices decline, the high fixed costs associated with these operations may provide us with a cost advantage.

Research and Development

We maintain extensive technology departments concentrating on electrochemical and electronics technologies. We focus on:

- the design and development of new products;
- the ongoing development and improvement of existing products;
- sustaining engineering;
- production engineering (including quality testing and managing the expansion of production capacity); and
- the evaluation of competitive products.

Our research and development facilities in the United States and Europe feature advanced computer-aided design and testing equipment. Technology and engineering personnel coordinate all activities closely with operations, sales and marketing in order to better meet the needs of customers. We continue to develop new products in our businesses. During fiscal 2003, the Powercom division introduced the Super Max modular racking system for its Liberty® 2000 HD battery product which increases energy density in addition to expanding the line with a 2,000 ampere hour offering. Our Power Electronics Division introduced the NGA and NGB series of non-isolated point of load converters in fiscal 2003, to address the needs of electronic OEM's deploying distributed power architecture. In addition, to meet the ever growing need for power density, the WPA50 one-eighth brick converter was introduced. The cPCI200 watt AC to DC power supply also was introduced packing a significant amount of power and capability into a small state of the art form factor.

International Operations

In addition to our domestic manufacturing facilities, we have international manufacturing facilities in Mexico, China and the United Kingdom. Our 67% joint venture facility in Shanghai, China manufactures industrial batteries that are sold primarily in China and Europe. Our Power Electronics Division facilities in the United Kingdom and China manufacture electronics that are sold primarily in Europe, North America, and to a lesser extent, the Far East. International sales accounted for 18.0%, 20.4% and 20.9% of net sales for the years ended January 31, 2003, 2002 and 2001, respectively. Additional financial information regarding our international sales is provided in Note 15 to the Consolidated Financial Statements. See Part II, Item 8.

Patents and Trademarks

Our practice is to apply for patents on new inventions, designs and processes, which have strategic value or which are associated with existing or prospective product lines, service offerings or operations. We believe that the growth of our business will depend primarily upon the quality and reliability of our products and our relationships with our customers, rather than the extent of our patent protection. While we believe that patents are important to our business operations, the loss of any single or several patents would not have a material adverse effect on our company.

We regard our trademarks C&D®, C&D TECHNOLOGIES®, C&D TECHNOLOGIES POWER SOLUTIONS®, C&D POWERCOM®, DYNASTY®, LIBERTY®, LIBERTY SERIES®, LIBERTY 2000 MAX® and MAXIMIZER® as being of substantial value in the marketing of our products and have registered these trademarks in the United States Patent and Trademark Office. Our trademarks also include C-LINE™, COMPUCHARGE®, FERRO FIVE®, FERRO 1500®, GUARDIAN®, HYPERON®, RANGER®, SCOUT®, SMARTBATTERY®, and V-LINE®.

Employees

On February 28, 2003 we employed approximately 2,400 people. Of these employees, approximately 1,900 were employed in manufacturing and almost 500 were employed in field sales, technology, manufacturing support, sales support, marketing and administrative activities. Our management considers our employee relations to be satisfactory. Employees at four domestic plants are represented by four different unions under collective bargaining agreements.

Environmental Regulations

Our operations are subject to extensive and evolving environmental laws and regulations regarding the clean-up and protection of the environment, worker health and safety and the protection of third parties. These laws and regulations include, but are not limited to, the following:

- requirements relating to the handling, storage, use and disposal of lead and other hazardous materials used in manufacturing processes and solid wastes;
- record keeping and periodic reporting to governmental entities regarding the use and disposal of hazardous materials;
- monitoring and permitting of air emissions and water discharge; and
- monitoring worker exposure to hazardous substances in the workplace and protecting workers from impermissible exposure to hazardous substances, including lead, used in our manufacturing process.

We operate under a comprehensive environmental, health and safety compliance program, which is headed by an environmental vice-president and staffed with trained environmental professionals. As part of our program, we:

- prepare environmental and health and safety practice manuals and policies;
- conduct employee training;
- undertake periodic internal and external audits of our operations and environmental and health and safety programs;
- practice and engage in routine sampling and monitoring of employee chemical and physical exposure levels;
- engage in sampling and monitoring of potential points of environmental emissions; and
- prepare and/or review internal reports to regulatory bodies and interface with them regarding pollution and other issues.

In addition, we also have installed certain pollution abatement equipment to reduce emissions and discharges of regulated pollutants into the environment. Our program monitors and seeks to resolve potential environmental liabilities that result from, or may arise from, current and historic hazardous materials handling and waste disposal practices. We have in place a spent product recapture and recycling program for our facilities and our customers.

While we believe that we are in material compliance with the applicable environmental requirements, we have received, and in the future may receive, citations and notices from governmental regulatory authorities that certain of our operations are not in compliance with our permits or applicable environmental requirements. Occasionally we are required to pay a penalty or fine, to install control technology or to make equipment or process changes (or a combination thereof) as a result of the non-compliance or changing regulatory requirements. When we become aware of a non-compliance or change in regulatory requirements, we take immediate steps to correct and resolve the issues. The associated costs have not had a material adverse effect on our business, financial condition or results of operations.

Notwithstanding our efforts to maintain compliance with applicable environmental requirements, if injury or damage to persons or the environment arises from hazardous substances used, generated or disposed of in the conduct of our business (or that of our predecessors to the extent we are not indemnified therefor), we may be held liable for certain damages and for the costs of the investigation and remediation, which could have a material adverse effect on our business, financial condition or results of operations. However, under the terms of the purchase agreement with Allied Corporation for the acquisition of C&D (the "Acquisition Agreement"), Allied was obligated to indemnify us for any liabilities of this type resulting from conditions existing at January 28, 1986 that were not disclosed by Allied to us in the schedules to the Acquisition Agreement. These obligations have since been assumed by Allied's successor in interest, Honeywell ("Honeywell").

C&D, along with numerous other parties, has been requested to provide information to the United States Environmental Protection Agency (the "EPA") in connection with investigations of the source and extent of contamination at three lead smelting facilities (the "Third Party Facilities") to which C&D had made scrap lead shipments for reclamation prior to the date of the acquisition.

C&D and four other potentially responsible parties ("PRPs") agreed upon a cost sharing arrangement for the design and remediation phases of a project related to one of the Third Party Facilities, the former NL Industries site in Pedricktown, New Jersey, acting pursuant to a Consent Decree. The PRPs identified and sued additional PRPs for contribution. In April 2002 one of the original four PRPs, Exide Technologies ("Exide"), filed for relief under Chapter 11 of Title 11 of the United States Code. In August 2002, Exide notified the PRPs that it will no longer be taking an active role in any further action at the site and discontinued its financial participation. This resulted in a pro rata increase in the liabilities of the other PRPs, including C&D.

We also responded to requests for information from the EPA and the state environmental agency with regard to another Third Party Facility, the "Chicago Site," in October 1991.

In August 2002, we were notified of our involvement as a PRP at the NL Atlanta, Northside Drive Superfund site. We are currently in negotiations with the other potentially responsible parties at this site regarding our share of the allocated liability.

We are also aware of the existence of contamination at our Huguenot, New York facility, which is expected to require expenditures for further investigation and remediation. The site is listed by the New York State Department of Environmental Conservation ("NYSDEC") on its registry of inactive hazardous waste disposal sites due to the presence of fluoride and other contamination in amounts that exceed state groundwater standards. The prior owner of the site is expected to ultimately bear some, as yet undetermined, share of the costs associated with this matter for contamination in place at the time we acquired the property. The NYSDEC has issued a Record of Decision for the soil remediation portion of this site. However, a final remediation plan for the ground water portion has not yet been finalized with or approved by the State of New York.

Together with JCI, we are conducting an assessment and remediation of contamination at our Dynasty Division facility in Milwaukee, Wisconsin. The majority of this project was completed as of October 2001. Under the purchase agreement with JCI, we are responsible for (i) one-half of the cost of the on-site assessment and remediation, with a maximum liability of $1,750,000, (ii) any environmental liabilities at the facility that are not remediated as part of the current project and (iii) environmental liabilities for claims made after the fifth anniversary of the closing, i.e. March 2004, that arise from migration from a pre-closing condition at the Milwaukee facility to locations other than the Milwaukee facility, but specifically excluding liabilities relating to pre-closing offsite disposal. JCI has retained all other environmental liabilities, including off-site assessment and remediation.

In January 1999, we received notification from the EPA of alleged violations of permit effluent and pretreatment discharge limits at our plant in Attica, Indiana. We submitted a compliance plan to the EPA in April 2002. We engaged in negotiations with both the EPA and Department of Justice through March 2003 regarding a potential resolution of this matter. The government filed suit against C&D in March 2003 for alleged violations of the Clean Water Act. The complaint requests injunctive relief and civil penalties of up to the amounts provided by statute. We anticipate that the matter will result in a penalty assessment and compliance obligations. We will continue to seek a negotiated or mediated resolution, failing which we intend to vigorously defend the action.

We accrue reserves for liabilities in our consolidated financial statements and periodically reevaluate the reserved amounts for these liabilities in view of the most current information available in accordance with Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies." Based on currently available information, we believe that appropriate reserves have been established with respect to the foregoing contingent liabilities and that they are not expected to have a material adverse effect on our business, financial condition or results of operations.

We are continuing to work towards ISO 14001 certification of our corporate environmental management systems at our Blue Bell, Pennsylvania headquarters. ISO 14001 is a voluntary, international standard that is intended to provide organizations with the elements of an effective environmental management system that can be integrated with other management requirements to assist with the achievement of environmental and economic goals.

Available Information

C&D maintains an Internet web site at http://www.cdtechno.com and makes available free of charge on or through the web site its Annual Report on Form 10-K, its quarterly reports on Form 10-Q and its current reports on Form 8-K as soon as reasonably practicable after it electronically files such material with, or furnishes it to, the SEC.

Item 2. *Properties*

Set forth below is certain information, as of April 1, 2003, with respect to our principal properties.

Location	Square Footage	Products Manufactured at or Use of Facility
United States Properties:		
Milwaukee, Wisconsin (1)	370,000	Small standby power batteries and headquarters of Dynasty Division
Attica, Indiana (1)	295,000	Large standby power batteries
Leola, Pennsylvania (1)	240,000	Large standby power batteries, Round Cell, distribution center and battery R&D laboratories
Conyers, Georgia (1)	161,000	Small standby power batteries
Huguenot, New York (1)	148,000	Motive power batteries
Dunlap, Tennessee (2)	72,000	Standby power and motive power electronics products
Blue Bell, Pennsylvania (3)	63,000	Corporate headquarters, Powercom and Motive Power divisional headquarters and electronics R&D laboratories
Tucson, Arizona (3)	55,000	DC to DC converters, power supplies, headquarters of Power Electronics Division and electronics R&D laboratories
International Properties:		
Shanghai, China (4)	315,000	Small standby power batteries
Nogales, Mexico (3)	97,000	DC to DC converters and AC to DC power supplies
Guangzhou, China (3)	35,000	DC to DC converters and wound magnetics
Milton Keynes, United Kingdom (3)	33,000	DC to DC converters, wound magnetics and electronics R&D laboratories
Romsey, United Kingdom (3)	21,000	Distribution center
Mississauga, Canada (3)	20,000	Canadian branch headquarters, sales office and distribution center

(1) Property is owned by C&D.

(2) The lease of the Dunlap property terminates in January 2004. We have an option to purchase the Dunlap property for $1,160,000 during the lease term.

(3) Property is leased by C&D.

(4) Building is owned by the joint venture; however, the land is leased under a 50-year agreement, of which 42 years remain. The Chinese government has notified our joint venture that it will be required to relocate the Shanghai plant during fiscal 2005. Negotiations are in process between the joint venture and the Chinese government regarding the details surrounding the specific location, timing and cost responsibilities related to the relocation of the Shanghai plant.

Item 3. *Legal Proceedings*

We are involved in ordinary, routine litigation incidental to the conduct of our business. None of this litigation, individually or in the aggregate, is material or is expected to be material to our financial condition or results of operations in any year. See *Business - Environmental Regulations* for a description of certain administrative proceedings in which we are involved.

On March 24, 2003, C&D was sued in an action captioned *United States of America v. C&D Technologies, Inc.*, in the United States District Court for the Southern District of Indiana, for alleged violations of the Clean Water Act.

Item 4. *Submission of Matters to a Vote of Security Holders*

None.

PART II

Item 5. *Market for Registrant's Common Equity and Related Stockholder Matters*

Our Common Stock is traded on The New York Stock Exchange under the symbol CHP. The approximate number of beneficial and registered record holders of our Common Stock on April 4, 2003 was 5,600.

The following table sets forth, for the periods indicated, the high and low sales prices for our Common Stock as reported by the New York Stock Exchange. These prices represent actual transactions, but do not reflect adjustment for retail markups, markdowns or commissions.

	Year Ended			
	January 31, 2003		January 31, 2002	
Fiscal Quarter	High	Low	High	Low
First Quarter	$23.04	$19.00	$55.65	$23.40
Second Quarter	24.27	13.25	38.60	23.90
Third Quarter	17.50	12.50	32.15	16.35
Fourth Quarter	21.25	15.40	24.65	19.60

Dividends. We began paying cash dividends on our Common Stock in April 1987. For the years ended January 31, 2003 and 2002 we declared dividends per share as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2003	$0.01375	$0.02750	-	$0.01375
2002	$0.01375	$0.01375	$0.01375	$0.01375

Our bank loan agreement permits dividends to be paid on our Common Stock so long as there is no default under that agreement. Subject to that restriction and the provisions of Delaware law, our Board of Directors currently intends to continue paying dividends. We cannot assure you that we will continue to do so since future dividends will depend on our earnings, financial condition and other factors.

On February 22, 2000, the Board of Directors of C&D declared a dividend of one common stock purchase right (a "Right") for each share of Common Stock outstanding on March 3, 2000 to the stockholders of record on that date. The description and terms of the Rights are set forth in a Rights Agreement between C&D and Mellon Investor Services, LLC (formerly ChaseMellon Shareholder Services, L.L.C.), as rights agent. Upon the occurrence of certain events, each Right will entitle the registered holder to purchase from C&D one one-hundredth of a share of Common Stock at a purchase price of $150 per one one-hundredth of a share, subject to adjustment, as stated in the Rights Agreement. Upon the occurrence of certain events involving a hostile takeover of C&D, unless our Board of Directors acts otherwise, each holder of a Right, other than Rights beneficially owned by the acquiring company, will thereafter have the right to receive upon exercise: (i) that number of shares of our common stock having a market value equal to two times the purchase price of the Right or (ii) that number of shares of common stock of the acquiring company that at the time of the transaction has a market value of two times the exercise price of the Right.

Item 6. *Selected Financial Data*

The following selected historical financial data for the periods indicated have been derived from C&D's consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, independent accountants. The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and C&D's consolidated financial statements, which appear in Items 7 and 15 of this Form 10-K.

(In thousands, except share and per share data)	Fiscal Year				
	2003	2002	2001 (1)	2000 (2)	1999
Statement of Income Data:					
Net sales	$335,745	$471,641	$615,678	$482,182	$321,937
Cost of sales	257,046	343,370	439,135	357,802	235,767
Gross profit	78,699	128,271	176,543	124,380	86,170
Selling, general and administrative expenses	35,136	50,406	66,243	59,315	40,344
Research and development expenses	9,509	10,291	10,281	8,941	8,255
Operating income	34,054	67,574	100,019	56,124	37,571
Interest expense, net	3,800	6,700	6,315	7,946	126
Other expense (income), net	1,457	1,239	(725)	(20)	211
Income before income taxes and minority interest	28,797	59,635	94,429	48,198	37,234
Provision for income taxes	9,414	22,244	35,883	17,737	13,154
Net income before minority interest	19,383	37,391	58,546	30,461	24,080
Minority interest	91	1,317	2,651	619	-
Net income	$ 19,292	$ 36,074	$ 55,895	$ 29,842	$ 24,080
Net income per common share – basic (3)	$ .75	$ 1.38	$ 2.13	$ 1.17	$ .97
Net income per common share – diluted (4)	$ .74	$ 1.35	$ 2.05	$ 1.14	$ .94
Dividends per common share	$ .05500	$ .05500	$ .05500	$ .05500	$ .04125
Balance Sheet Data:					
Working capital	$ 53,776	$ 55,014	$ 75,895	$ 65,079	$ 63,688
Total assets	382,156	395,558	455,519	354,115	185,642
Short-term debt	14,062	27,255	18,172	20,393	532
Long-term debt	25,857	46,892	98,849	76,459	1,750
Stockholders' equity	258,274	241,858	218,054	162,066	123,528

(footnotes begin on the following page)

(1) In December 2000 (effective as of November 26, 2000), we acquired NCL, a producer of electronic power conversion products (primarily DC to DC converters) based in the United Kingdom. For reporting purposes, the acquisition of NCL is included in the Power Electronics Division. We continue to use the assets acquired in such business. See notes to consolidated financial statements.

(2) Effective March 1, 1999, we acquired substantially all of the assets of the Specialty Battery Division of JCI including, without limitation, certain assets of Johnson Controls Technology Company, a wholly owned subsidiary of JCI, and 100% of the ordinary shares of Johnson Controls Battery (U.K.) Limited, an indirect wholly owned subsidiary of JCI. In addition, C&D assumed certain liabilities of the seller. The Specialty Battery Division was engaged in the business of designing, manufacturing, marketing and distributing industrial batteries. We continue to use the assets acquired in such business. On August 2, 1999 we completed the acquisition of JCI's 67% ownership interest in a joint venture battery business in Shanghai, China. The joint venture manufactures, markets and distributes industrial batteries. We continue the joint venture operations in such business. For reporting purposes, we have re-named the Specialty Battery Division and JCI's 67% ownership interest of the joint venture battery business in Shanghai, China the Dynasty Division. See notes to consolidated financial statements.

(3) Based on 25,818,024, 26,153,715, 26,223,684, 25,529,778 and 24,730,366 weighted average shares outstanding – basic.

(4) Based on 26,025,179, 26,688,011, 27,264,528, 26,088,402 and 25,671,724 weighted average shares outstanding – diluted.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

All dollar amounts in this Item 7 are in thousands, except per share amounts and per pound lead amounts.

Impact of Economy and Shift in Customer Demand

During fiscal 2003, primarily due to continuing weak economic conditions, particularly in the telecommunications market, there was a softening in demand for our products.

Raw Material Pricing and Productivity

Lead, steel, copper, plastics and electronic components are the major raw materials used in the manufacture of our industrial batteries and electronics products and, accordingly, represent a significant portion of our materials costs. During fiscal 2003, 2002 and 2001, the average North American producer price of lead was $.44, $.44 and $.45 per pound, respectively.

We have a long-term cost containment program to minimize manufacturing costs. Under the program, we continue to allocate a significant amount of our normal annual capital expenditures to cost containment and productivity improvement projects.

Inflation

The cost to us of manufacturing materials and labor and most other operating costs are affected by inflationary pressures. Our ability to pass along inflationary cost increases through higher prices may be limited during periods of stable or declining lead prices because of industry pricing practices that tend to link product prices and lead prices. We believe that, over recent years, we have been able to offset inflationary cost increases by:

- effective raw materials purchasing programs;
- increases in labor productivity;
- improvements in overall manufacturing efficiencies; and
- selective price increases of our products.

Results of Operations

The following table sets forth selected items in C&D's consolidated statements of income as a percentage of sales for the periods indicated.

	Fiscal Year		
	2003	2002	2001
Net sales	100.0%	100.0%	100.0%
Cost of sales	76.6	72.8	71.3
Gross profit	23.4	27.2	28.7
Selling, general and administrative expenses	10.5	10.7	10.8
Research and development expenses	2.8	2.2	1.7
Operating income	10.1	14.3	16.2
Interest expense, net	1.1	1.4	1.0
Other expense (income), net	0.4	0.3	(0.1)
Income before income taxes and minority interest	8.6	12.6	15.3
Provision for income taxes	2.8	4.7	5.8
Net income before minority interest	5.8	7.9	9.5
Minority interest	0.1	0.3	0.4
Net income	5.7%	7.6%	9.1%

Critical Accounting Policies

We have identified the critical accounting policies that are most important to the portrayal of our financial condition and results of operations. The policies set forth below require management's most subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Litigation and Environmental Reserves

C&D is involved in litigation in the ordinary course of business, including personal injury, property damage and environmental litigation. We also expend funds for environmental remediation of both company-owned and third-party locations. In accordance with Generally Accepted Accounting Principles ("GAAP"), specifically SFAS No. 5, "Accounting for Contingencies" and Statement of Position 96-1, "Environmental Remediation Liabilities," we record a loss and establish a reserve for litigation or remediation when it is probable that an asset has been impaired or a liability exists and the amount of the liability can be reasonably estimated. Reasonable estimates involve judgments made by management after considering a broad range of information including: notifications, demands or settlements that have been received from a regulatory authority or private party, estimates performed by independent engineering companies and outside counsel, available facts, existing and proposed technology, the identification of other PRPs and their ability to contribute and prior experience. These judgments are reviewed quarterly as more information is received and the amounts reserved are updated as necessary. However, the reserves may materially differ from ultimate actual liabilities if the loss contingency is difficult to estimate or if management's judgments turn out to be inaccurate. If management believes no best estimate exists, the minimum loss is accrued.

Valuation of Long-lived Assets

We assess the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets or the asset grouping may not be recoverable. Factors we consider in deciding when to perform an impairment review include significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in our use of the assets. Recoverability of assets that will continue to be used in our operations is measured by comparing the carrying amount of the asset grouping to the related total future net cash flows. If an asset grouping's carrying value is not recoverable through those cash flows, the asset grouping is considered to be impaired. The impairment is measured by the difference between the assets' carrying amount and their fair value, based on the best information available, including market prices or discounted cash flow analyses.

Pension and Other Employee Benefits

Certain assumptions are used in the calculation of the actuarial valuation of our defined benefit pension plans and postretirement benefits. These assumptions include the weighted average discount rate, rates of increase in compensation levels, expected long-term rates of return on assets and increases or trends in health care costs. If actual results are less favorable than those projected by management, additional expense may be required.

Inventory Reserves

C&D adjusts the value of its obsolete and unmarketable inventory to the estimated market value based upon assumptions of future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Allowance for Doubtful Accounts

C&D maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Warranty Reserves

C&D provides for the estimated cost of product warranties at the time revenue is recognized. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our suppliers' products and processes, C&D's warranty obligation is affected by product failure rates, warranty replacement costs and service delivery costs incurred in correcting a product failure. Should actual product failure rates, warranty replacement costs or service delivery costs differ from our estimates, revisions to the estimated warranty liability would be made.

Deferred Tax Valuation Allowance

C&D records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event C&D were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should C&D determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Revenue Recognition

C&D recognizes revenue when the earnings process is complete. This occurs when products are shipped to the customer in accordance with terms of the agreement, title and risk of loss have been transferred, collectibility is reasonably assured and pricing is fixed and determinable. Accruals are made for sales returns and other allowances based on our experience. While returns have historically been minimal and within the provisions established, we cannot guarantee that we will continue to experience the same return rates that we have in the past.

Impairment of Goodwill

Goodwill represents the excess of the cost over the fair value of net assets acquired in business combinations. Goodwill and other "indefinite-lived" assets are not amortized and are subject to the impairment rules of SFAS No. 142, "Goodwill and Other Intangible Assets," which C&D adopted on February 1, 2002. Goodwill is tested for impairment on an annual basis or upon the occurrence of certain circumstances or events. C&D determines the fair market value of its reporting units using quoted market rates and cash flow techniques. The fair market value of the reporting units is compared to the carrying value of the reporting units to determine if an impairment loss should be calculated. If the book value of a reporting unit exceeds the fair value of the reporting unit, an impairment loss is indicated. The loss is calculated by comparing the fair value of the goodwill to the book value of the goodwill. If the book value of the goodwill exceeds the fair value of the goodwill, an impairment loss is recorded. Fair value of goodwill is determined by subtracting the fair value of the identifiable assets of a reporting unit from the fair value of the reporting unit. In the fiscal year ended January 31, 2003, we recorded an impairment of goodwill in our Motive Power Division, resulting in the complete write-off of all goodwill related to the Motive Power Division. No impairment to goodwill existed in any of our other divisions as of January 31, 2003.

Research and Development

Research and development costs are expensed as incurred. Research and development costs consist of direct and indirect internal costs related to specific projects as well as fees paid to other entities, which conduct certain research activities on behalf of C&D. The cost of materials (whether from our normal inventory or acquired specially for research and development activities) and equipment or facilities that are acquired or constructed for research and development activities and that have alternative future uses (in research and development projects or otherwise) are capitalized as tangible assets when acquired or constructed. The cost of such materials consumed in research and development activities and the depreciation of such equipment or facilities used in those activities are recorded as research and development costs.

Fiscal 2003 Compared to Fiscal 2002

All comparisons are with the corresponding periods in the previous year, unless otherwise stated.

Net sales for fiscal 2003 decreased $135,896 or 29% to $335,745 from $471,641 in fiscal 2002. This decrease resulted from lower customer demand for products of all divisions. Sales by the Powercom Division declined $90,324, or 38%, primarily due to lower sales to the telecommunications and UPS markets. This business continues to be affected by the lower spending levels in the telecommunications sector. However, the division did have more than $17,000 in sales from products introduced within the last twelve months. Dynasty Division sales decreased $22,911, or 20%, also due to a decline in sales to the telecommunications and UPS markets, partially offset by an increase in sales to the mobility market. The lower market demand for sealed product continues to affect this division. New products contributed approximated $4,000 of sales to this division. Sales of the Power Electronics Division fell $16,315, or 26%, mainly due to lower DC to DC converter sales, standard power supply sales and custom power supply sales. The division continues to be negatively impacted by a substantial reduction in the requirements of a single customer. Although the overall pace of the Power Electronics Division remains sluggish due to the continuing state of the telecommunications market, we are encouraged by the number of new products we brought to market. Over 15% of fiscal 2003 sales by the Power Electronics Division came from products introduced in the last 15 months. Additionally, we overhauled the distribution channels of this division. Distributors have been replaced and upgraded, while the manufacturing representative network has been strengthened. Our web-based initiatives came on line in the latter part of the year and we are now beginning to see positive results. Motive Power divisional sales dropped $6,346, or 10% due to lower sales of batteries and chargers. Motive Power sales increased modestly in the fourth quarter of fiscal 2003, based upon recent changes in sales channels. Additionally, we launched a private branding program for batteries and chargers to customers with whom we had not previously done business.

Gross profit for fiscal 2003 decreased $49,572 or 39% to $78,699 from $128,271 in the prior year, resulting in a decrease in gross margin from 27.2% to 23.4%. Gross profit declined in the Powercom, Dynasty and Motive Power divisions, primarily as a result of lower sales volumes, coupled with plant operational difficulties in the Motive Power Division. Gross profit in the Power Electronics Division increased on lower sales due to inventory-related charges in the prior fiscal year, partially offset by re-organization charges of $1,263 recorded in the fourth quarter of fiscal 2003 related to the closure of our Shannon, Ireland facility and the relocation of certain Mexican manufacturing activities to our Guangzhou, China facility, which has lower manufacturing costs.

Selling, general and administrative expenses for fiscal 2003 decreased $15,270 or 30%. This decrease was primarily due to: (i) lower variable selling costs associated with the decreased sales volumes; (ii) the implementation of SFAS No. 142 in fiscal 2002 which discontinued the amortization of goodwill; (iii) costs recorded in fiscal 2002 related to a potential acquisition that did not close; (iv) lower payroll-related expenses; (v) the gain recognized on the sale of our Conshohocken, Pennsylvania facility; and (vi) lower advertising expenses. Partially offsetting this decrease were: (i) higher warranty expenses; and (ii) the positive effect of the full recovery of certain litigation and settlement costs from one of our insurance carriers during the first quarter of fiscal 2002.

Research and development expenses decreased $782 or 8%, primarily due to lower spending in the Power Electronics and Powercom divisions. As a percentage of sales, research and development expenses increased from 2.2% of sales in fiscal 2002 to 2.8% of sales in fiscal 2003 as a result of lower sales volumes.

Operating income decreased $33,520 or 50% to $34,054 from $67,574 in the prior year. This decrease was the result of lower operating income generated by the Powercom and Dynasty divisions, coupled with a higher operating loss generated by the Motive Power Division. This decrease was partially offset by a lower operating loss in the Power Electronics Division.

Interest expense, net, decreased $2,900 in fiscal 2003 compared to the prior year, primarily due to lower average debt balances outstanding during the year, coupled with lower effective interest rates.

Income tax expense for fiscal 2003 decreased $12,830 from fiscal 2002, primarily as the result of lower income before income taxes and a decrease in our effective tax rate. The effective tax rate consists of statutory rates adjusted for the tax impacts of research and development credits and foreign operations. The effective tax rate for fiscal 2003 decreased to 32.7% from 37.3% in the prior year, primarily as a result of the resolution of state tax audits in the fourth quarter of fiscal 2003. We expect our tax rate will return to approximately 37% in fiscal 2004.

Minority interest of $91 in fiscal 2003 reflects the 33% ownership interest in the joint venture battery business located in Shanghai, China that is not owned by C&D. The decrease in minority interest was due to lower profitability of the Shanghai joint venture.

As a result of the above, for fiscal 2003, net income decreased $16,782 or 47% to $19,292 or $0.75 per share – basic and $0.74 per share – diluted.

Fiscal 2002 Compared to Fiscal 2001

All comparisons are with the corresponding periods in the previous year, unless otherwise stated.

In December 2000 (effective as of November 26, 2000), we acquired the Newport Components Division of Newport Technology Group Limited, a producer of electronic power conversion (primarily DC to DC converters) based in the United Kingdom. For reporting purposes, this acquisition is included as part of the Power Electronics Division and is referred to as C&D Technologies (NCL) Limited ("NCL"). We continue to use the assets acquired in such business. As result of the timing of the above acquisition, fiscal 2001, which ended January 31, 2001, does not include revenue or expense for ten months of the twelve-month period with respect to our acquisition of NCL.

Net sales for fiscal 2002 decreased $144,037 or 23% to $471,641 from $615,678 in fiscal 2001. This decrease resulted from lower customer demand for products of all divisions. Sales by the Dynasty Division declined $50,278, or 31%, due to lower sales to the UPS, CATV and telecommunications markets. Power Electronics divisional sales decreased $46,962, or 43%, primarily due to a decline in DC to DC converter sales, partially offset by the recording of a full year of sales by NCL versus two months in fiscal 2001. Sales of the Powercom Division fell $29,862, or 11% mainly due to lower telecommunication sales, partially offset by higher sales to the UPS and control markets. Motive Power divisional sales dropped $16,935, or 22% due to lower sales of batteries and chargers.

Gross profit for fiscal 2002 decreased $48,272 or 27% to $128,271 from $176,543 in the prior year, resulting in a decrease in gross margin from 28.7% to 27.2%. Gross profit declined in all divisions, primarily as a result of lower sales.

Selling, general and administrative expenses for fiscal 2002 decreased $15,837 or 24%. This decrease was primarily due to: (i) lower variable selling costs associated with the decreased sales volumes; (ii) the reduction of general and administrative expenses associated with the full recovery of litigation settlement costs from our insurance carriers in the first quarter of fiscal 2002, which was reserved for in fiscal 2001; (iii) lower bonus accruals; (iv) lower warranty expenses; (v) lower travel expenses; and (vi) lower advertising expenses. Partially offsetting this decrease was: (i) the recording of a full year of selling, general and administrative expenses during fiscal 2002 by NCL (including amortization of goodwill and other intangible assets), compared to only two months in the prior year; (ii) costs related to a potential acquisition that did not close; and (iii) costs associated with the closure of the Conshohocken, Pennsylvania plant.

Research and development expenses were up by a nominal amount on lower sales.

Operating income decreased $32,445 or 32% to $67,574 from $100,019 in the prior year. This decrease was the result of lower operating income generated by the Dynasty Division, coupled with an operating loss generated by the Power Electronics Division versus operating income in the prior fiscal year. This decrease was partially offset by higher Powercom divisional operating income, coupled with a lower operating loss generated by the Motive Power Division. (See the segment reporting information in Note 15, Operations by Industry Segment and Geographic Area in the Notes to the Consolidated Financial Statements.)

Interest expense, net, increased $385 in fiscal 2002 compared to the prior year, primarily due to higher weighted average debt balances outstanding during the year, coupled with lower capitalized interest resulting from our reduced level of capital spending, partially offset by a lower effective interest rate.

Income tax expense for fiscal 2002 decreased $13,639 from fiscal 2001, primarily as a result of lower income before income taxes and a decrease in the effective tax rate. The effective tax rate consists of statutory rates adjusted for the tax impacts of our foreign sales corporation, research and development credits and foreign operations. The effective tax rate for fiscal 2002 decreased to 37.3% from 38.0% in the prior year.

Minority interest of $1,317 in fiscal 2002 reflects the 33% ownership interest in the joint venture battery business located in Shanghai, China that is not owned by C&D. The decrease in minority interest was due to lower profitability of the Shanghai joint venture.

As a result of the above, for fiscal 2002, net income decreased $19,821 or 35% to $36,074 or $1.38 per share – basic and $1.35 per share – diluted.

Liquidity and Capital Resources

Net cash provided by operating activities decreased $26,620 or 33% to $55,150 for the fiscal year ended January 31, 2003 compared to $81,770 in the prior fiscal year. This decrease in net cash provided by operating activities was primarily due to: (i) a smaller decrease in accounts receivable in fiscal 2003 versus fiscal 2002; (ii) a decrease in net income; (iii) a larger increase in other long-term assets, primarily due to pension plan funding; and (iv) a decrease in depreciation and amortization (primarily due to the implementation of SFAS No. 142 in the current year). These changes, resulting in lower net cash provided by operating activities, were partially offset by: (i) increases in accounts payable and current taxes payable versus decreases in the prior year; (ii) a smaller increase in accrued liabilities; (iii) and a larger decrease in the deferred tax balance.

Net cash used by investing activities decreased $23,276 or 87% to $3,511 in fiscal 2003 compared to $26,787 in fiscal 2002, due to lower capital spending and higher proceeds from the disposal of property, plant and equipment. Fiscal 2003 proceeds included $3,000 from the sale of our Conshohocken, Pennsylvania facility. The property was sold for $5,000 including a $2,000 note receivable.

Net cash used by financing activities decreased $6,176 or 11% to $47,648 in fiscal 2003 compared to $53,824 in the prior year. This decrease was primarily due to a lower repayment of long-term debt, partially offset by having no proceeds from new borrowings in the current year as compared to $8,662 in the prior year, and lower proceeds from the issuance of common stock in fiscal 2003. New borrowings in fiscal 2002 related to a 22 million British Pound Sterling line of credit, the proceeds of which were used to pay down debt denominated in U.S. Dollars.

The availability under our current loan agreement is expected to be sufficient to meet our ongoing cash needs for working capital requirements, debt service, capital expenditures and possible strategic acquisitions. This loan agreement contains restrictive covenants that require us to maintain minimum ratios such as fixed charge coverage and leverage ratios, as well as minimum consolidated net worth. We were in compliance with our loan agreement covenants at January 31, 2003. Our current loan agreement expires on March 1, 2004. Therefore, during the first quarter of fiscal 2004, all of our debt will be classified as current. We expect to enter into a new loan agreement prior to March 1, 2004. Capital expenditures during fiscal 2003 were incurred to fund a continuing series of cost reduction programs, normal maintenance and regulatory compliance. Fiscal 2004 capital expenditures are expected to be less than $10,000 for similar purposes.

We intend to continue making prudent purchases of our Company stock, paying down debt and selectively pursuing complementary acquisitions. Strategic acquisition opportunities will be expected to enhance C&D's long-term competitive position and growth prospects and may require external financing. We cannot assure, however, that we will close on any such acquisitions.

Our bank loan agreement permits dividends to be paid on our Common Stock as long as there is no default under that agreement. Subject to that restriction and the provisions of Delaware law, our Board of Directors currently intends to continue paying dividends. We cannot assure you that we will continue to do so since future dividends will depend on our earnings, financial condition and other factors.

Contractual Obligations and Commercial Commitments

The following tables summarize our contractual obligations and commercial commitments as of January 31, 2003 (dollars in thousands):

	Payments Due by Period				
Contractual Obligations	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Term loan	$18,669	$14,062	$4,607	-	-
Operating leases	19,204	2,979	4,468	$3,897	$7,860
Total contractual cash obligations	$37,873	$17,041	$9,075	$3,897	$7,860

	Amount of Commitment Expiration Per Period				
Other Commercial Commitments	Total Amounts Committed	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Lines of credit	$21,250	-	$21,250	-	-
Standby letters of credit	3,521	$3,521	-	-	-
Total commercial commitments	$24,771	$3,521	$21,250	-	-

New Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting requirements for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. We are currently in the process of evaluating the impact SFAS No. 143 will have on our financial position and results of operations, if any.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses the timing and amount of costs recognized as a result of restructuring and similar activities. We will apply SFAS No. 146 prospectively to activities initiated after December 31, 2002. SFAS No. 146 had no significant impact at the point of adoption on our consolidated statements of income or financial position.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees." FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation it has undertaken in issuing the guarantee. FIN 45 also requires guarantors to disclose certain information for guarantees, including product warranties. *(See Part II Item 8. Note 16.)*

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Accounting and Disclosure." SFAS No. 148, which is an amendment of SFAS No. 123, provides alternative recognition transition methods for a voluntary change from the intrinsic method, permitted under Accounting Principles Board Opinion No. 25, to the fair value based method of accounting for stock based employee compensation. SFAS No. 148 also requires more prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock based employee compensation and requires disclosure about those effects in interim financial information. Prior to SFAS No. 148, disclosures about the effects of stock based employee compensation were only required in annual financial information. Disclosure prominence is to be achieved by placing certain disclosures related to stock based employee compensation in the summary of significant accounting policies. The transition and disclosure in accounting policies provisions are effective for fiscal years ending after December 15, 2002. We have adopted the disclosure provisions of SFAS No. 148 effective as of January 31, 2003. The adoption of the new standard did not have any impact on our financial position or results of operations.

Item 7A. *Quantitative and Qualitative Disclosure About Market Risk*

All dollar amounts in this Item 7A are in thousands.

Market Risk Factors

We are exposed to various market risks. The primary financial risks include fluctuations in interest rates and changes in currency exchange rates. We manage these risks by using derivative instruments. We do not invest in derivative securities for trading purposes, but do enter into hedging arrangements in order to reduce our exposure to fluctuations in interest rates as well as to fluctuations in exchange rates. *(See Part II Item 8. Note 1 and Note 12.)*

Our financial instruments that are subject to interest rate risk consist of debt instruments and interest rate swap contracts. The net market value of our debt instruments (excluding capital lease obligations) was $39,919 and $74,143 at January 31, 2003 and 2002, respectively. The debt instruments are subject to variable rate interest, and therefore the market value is not sensitive to interest rate movements.

Interest rate swap contracts are used to manage our exposure to fluctuations in interest rates on our underlying variable rate debt instruments. We employ separate swap transactions rather than fixed rate obligations to take advantage of the lower borrowing costs associated with floating rate debt while also eliminating possible risk related to refinancing in the fixed rate market.

The net market value of our interest rate swaps was $(1,898) and $(1,835) at January 31, 2003 and 2002, respectively. A 100-basis point increase in rates at January 31, 2003 and 2002 would result in a $525 and a $924 increase in the market value, respectively. A 100-basis point decrease in rates at January 31, 2003 and 2002 would result in an $693 and a $883 decrease in the market value, respectively.

The above sensitivity analysis assumes an instantaneous 100-basis point move in interest rates from their year-end levels, with all other variables held constant. We calculate the market value of the interest rate swaps by utilizing a standard net present value model based on the market conditions as of the valuation date.

We use currency forwards and swaps to hedge anticipated cash flows in foreign currencies. The exposures currently hedged are the British Pound, the Euro, and Canadian Dollar. These financial instruments represent a net market value of $(258) and $(34) at January 31, 2003 and 2002, respectively.

To monitor our currency exchange rate risk, we use sensitivity analysis to measure the impact on earnings in the case of a 10% change in exchange rates.

The sensitivity analysis assumes an instantaneous 10% change in foreign currency exchange rates from year-end levels, with all other variables being held constant. At January 31, 2003 and 2002, a 10% strengthening of the US Dollar versus these currencies would result in an increase of the net market value of the forwards of $2,695 and $1,579, respectively. At January 31, 2003 and 2002, a 10% weakening of the US Dollar versus these currencies would result in a decrease in the net market value of the forwards of $2,739 and $1,737, respectively.

The market value of the instruments was determined by taking into consideration the contracted interest rates and foreign exchange rates versus those available for similar maturities in the market at January 31, 2003 and 2002, respectively.

Foreign exchange forwards are used to hedge our firm and anticipated foreign currency cash flows. There is either a balance sheet or cash flow exposure related to all of the financial instruments in the above sensitivity analysis for which the impact of a movement in exchange rates would be in the opposite direction and substantially equal to the impact on the instruments in the analysis.

Item 8. *Financial Statements and Supplementary Data*

The financial statements and supplementary data listed in Item 15(a)(1) hereof are incorporated herein by reference and are filed as part of this report.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

PART III

Item 10. *Directors and Executive Officers of the Registrant*

The information required by this Item 10 is incorporated by reference to the information under the captions "Election of Directors," "Current Executive Officers" and "Compliance with Section 16(a)" of the Securities Exchange Act of 1934" included in C&D's proxy statement for our 2003 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission.

Item 11. *Executive Compensation*

The information required by this Item 11 is incorporated by reference to the information under the caption "Executive Compensation" included in C&D's proxy statement for our 2003 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this Item 12 is incorporated in reference to the information under the captions "Principal Stockholders," "Beneficial Ownership of Management" and "Equity Compensation Plan Information" included in C&D's Proxy Statement for our 2003 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission.

Item 13. *Certain Relationships and Related Transactions*

None.

Item 14. *Controls and Procedures*

Within the 90 days prior to the date of this Annual Report on Form 10-K, C&D carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. This evaluation was performed under the supervision and with the participation of management, including C&D's Chief Executive Officer and Chief Financial Officer.

Under the rules of the Securities and Exchange Commission, the term "disclosure controls and procedures" means controls and other procedures of C&D that are designed to ensure that information required to be disclosed by C&D in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by C&D in such report is accumulated and communicated to C&D's management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Based on this evaluation, C&D's Chief Executive Officer and Chief Financial Officer concluded that C&D's disclosure controls and procedures are effective for gathering, analyzing and disclosing the information that C&D is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the rules and forms of the Securities and Exchange Commission. There have been no significant changes in C&D's internal controls or in other factors that could significantly affect internal controls subsequent to the date of this evaluation.

A control system, no matter how well-designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

PART IV

Item 15. *Exhibits, Financial Statement Schedules and Reports on Form 8-K*

(a) Documents filed as part of this report:

(1) The following financial statements are included in this report on Form 10-K:

C&D TECHNOLOGIES, INC. AND SUBSIDIARIES

Report of Independent Accountants

Consolidated Balance Sheets as of January 31, 2003 and 2002

Consolidated Statements of Income for the years ended January 31, 2003, 2002 and 2001

Consolidated Statements of Stockholders' Equity for the years ended January 31, 2003, 2002 and 2001

Consolidated Statements of Cash Flows for the years ended January 31, 2003, 2002 and 2001

Consolidated Statements of Comprehensive Income for the years ended January 31, 2003, 2002 and 2001

Notes to Consolidated Financial Statements

(2) The following financial statement schedule is included in this report on Form 10-K:

C&D TECHNOLOGIES, INC. AND SUBSIDIARIES for the years ended January 31, 2003, 2002 and 2001

II. Valuation and Qualifying Accounts

(3) Exhibits:

3.1 Restated Certificate of Incorporation of C&D, as amended (incorporated by reference to Exhibits 3.1 and 3.2 to C&D's Current Report on Form 8-K dated June 30, 1998).

3.2 Amended and Restated By-laws of C&D (incorporated by reference to Exhibit 3.1 to C&D's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2002).

4.1 Rights Agreement dated as of February 22, 2000 between C&D and Mellon Investor Services, LLC (formerly ChaseMellon Shareholder Services, L.L.C.), as rights agent, which includes as Exhibit B thereto the form of rights certificate (incorporated by reference to Exhibit 1 to C&D's Form 8-A Registration Statement filed on February 28, 2000).

10.1 Purchase Agreement dated November 27, 1985, between Allied, Allied Canada Inc. and C&D; Amendments thereto dated January 28 and October 8, 1986 (incorporated by reference to Exhibit 10.1 to C&D's Registration Statement on Form S-1, No. 33-10889).

10.2 Agreement dated December 15, 1986 between C&D and Allied (incorporated by reference to Exhibit 10.2 to C&D's Registration Statement on Form S-1, No. 33-10889).

10.3 Lease Agreement dated February 15, 1994 by and between Sequatchie Associates, Incorporated and C&D Charter Power Systems, Inc. (which has since been merged into C&D) (incorporated by reference to Exhibit 10.1 to C&D's Quarterly Report on Form 10-Q for the quarter ended April 30, 1999).

10.4 Purchase and Sale Agreement, dated as of November 23, 1998 among Johnson Controls, Inc. and its subsidiaries as Seller and C&D and C&D Acquisition Corp. as Purchaser (incorporated by reference to Exhibit 2.1 to C&D's Current Report on Form 8-K dated March 1, 1999).

10.5 Credit Agreement, dated as of March 1, 1999 among C&D, as borrower, certain subsidiaries and affiliates of C&D, as guarantors, the lenders named therein, and Bank of America (formerly NationsBank, N.A.), as administrative agent (incorporated by reference to Exhibit 2.2 to C&D's Current Report on Form 8-K dated March 1, 1999); First Amendment thereto dated February 18, 2000 (incorporated by reference to Exhibit 10.5 to C&D's Annual Report on Form 10-K for the fiscal year ended January 31, 2000), Second Amendment thereto dated July 20, 2000 (incorporated by reference to Exhibit 10.1 to C&D's Quarterly Report on Form 10-Q for the quarter ended July 31, 2000), Third Amendment thereto dated July 24, 2000 (incorporated by reference to Exhibit 10.2 to C&D's Quarterly Report on Form 10-Q for the quarter ended July 31, 2000), Fourth Amendment thereto dated October 13, 2000 (incorporated by reference to Exhibit 10.1 to C&D's Current Report on Form 8-K dated December 15, 2000), Fifth Amendment thereto dated October 13, 2000 (incorporated by reference to Exhibit 10.2 to C&D's Current Report on Form 8-K dated December 15, 2000), Sixth Amendment thereto dated April 4, 2001 (incorporated by reference to Exhibit 10.5 to C&D's Annual Report on Form 10-K for the fiscal year ended January 31, 2001), Seventh Amendment thereto dated June 21, 2002 (incorporated by reference to Exhibit 10.1 to C&D's Quarterly Report on Form 10-Q for the quarter ended July 31, 2002).

10.6 Uncommitted loan facility dated June 5, 2001 between C&D Holdings Limited and ABN Amro Bank N.V. (incorporated by reference to Exhibit 10.2 to C&D's Quarterly Report on Form 10-Q for the period ended April 30, 2001).

Management Contracts or Plans

10.7 Charter Power Systems, Inc. 1996 Stock Option Plan (incorporated by reference to Exhibit 10.1 to C&D's Quarterly Report on Form 10-Q for the quarter ended July 31, 1996), First Amendment to C&D Technologies, Inc. 1996 Stock Option Plan (formerly known as the Charter Power Systems, Inc. 1996 Stock Option Plan) dated April 27, 1999 (incorporated by reference to Exhibit 10.3 to C&D's Quarterly Report on Form 10-Q for the quarter ended July 31, 1999).

10.8 C&D Technologies, Inc. Amended and Restated 1998 Stock Option Plan (incorporated by reference to Exhibit 10.7 to C&D's Annual Report on Form 10-K for fiscal year ended January 31, 2001).

10.9 C&D Technologies, Inc. Savings Plan as restated and amended (incorporated by reference to Exhibit 10.9 to C&D's Annual Report on Form 10-K for fiscal year ended January 31, 2002), First Amendment thereto dated June 12, 2002 (incorporated by reference to Exhibit 10.10 to C&D's Quarterly Report on Form 10-Q for the quarter ended October 31, 2002), Second Amendment thereto dated November 20, 2002 (incorporated by reference to Exhibit 10.11 to C&D's Quarterly Report on Form 10-Q for the quarter ended October 31, 2002).

10.10 C&D Technologies, Inc. Pension Plan for Salaried Employees as restated and amended (incorporated by reference to Exhibit 10.10 to C&D's Annual Report on Form 10-K for fiscal year ended January 31, 2002).

10.11 Supplemental Executive Retirement Plan, amended and restated as of February 27, 2001 (incorporated by reference to Exhibit 10.10 to C&D's Annual Report on Form 10-K for the fiscal year ended January 31, 2001).

10.12 C&D Technologies, Inc. Management Incentive Bonus Plan Policy (incorporated by reference to Exhibit 10.3 to C&D's Quarterly Report on Form 10-Q for the quarter ended April 30, 2002).

10.13 Employment Agreement dated November 28, 2000 between Wade H. Roberts, Jr. and C&D (incorporated by reference to Exhibit 10.1 to C&D's Quarterly Report on Form 10-Q for the quarter ended October 31, 2000).

10.14 Employment Agreement dated March 31, 2000 between Stephen E. Markert, Jr. and C&D (incorporated by reference to Exhibit 10.14 to C&D's Annual Report on Form 10-K for the fiscal year ended January 31, 2000).

10.15 Employment Agreement dated March 31, 2000 between Linda R. Hansen and C&D (incorporated by reference to Exhibit 10.15 to C&D's Annual Report on Form 10-K for the fiscal year ended January 31, 2000).

10.16 Employment Agreement dated March 31, 2000 between Charles R. Giesige, Sr. and C&D (incorporated by reference to Exhibit 10.18 to C&D's Annual Report on Form 10-K for the fiscal year ended January 31, 2000).

10.17 Employment Agreement dated March 31, 2000 between Apostolos T. Kambouroglou and C&D (incorporated by reference to Exhibit 10.21 to C&D's Annual Report on Form 10-K for the fiscal year ended January 31, 2000).

10.18 Employment Agreement dated February 27, 2001 between John A. Velker and C&D (filed herewith).

10.19 Employment Agreement dated March 1, 2001 between David A. Fix and C&D (incorporated by reference to Exhibit 10.21 to C&D's Annual Report on Form 10-K for the fiscal year ended January 31, 2001).

10.20 Employment Agreement dated August 6, 2001 between James D. Johnson and C&D (incorporated by reference to Exhibit 10.2 to C&D's Quarterly Report on Form 10-Q for the quarter ended October 31, 2001).

10.21 Employment Agreement dated July 24, 2002 between Robert M. Scott and C&D (incorporated by reference to Exhibit 10.3 to C&D's Quarterly Report on Form 10-Q for quarter ended July 31, 2002).

10.22 Agreement and Release dated March 1, 2002 between Mark Z. Sappir and C&D (incorporated by reference to Exhibit 10.21 to C&D's Annual Report on Form 10-K for fiscal year ended January 31, 2002).

10.23 Employee Separation Agreement dated June 21, 2002 between Mark D. Amatrudo and C&D (incorporated by reference to Exhibit 10.2 to C&D's Quarterly Report on Form 10-Q for the quarter ended July 31, 2002).

10.24 Employee Separation Agreement dated September 24, 2002 between Kathryn R. Bullock and C&D (incorporated by reference to Exhibit 10.1 to C&D's Quarterly Report on Form 10-Q for the quarter ended October 31, 2002).

10.25 Indemnification Agreement dated as of November 19, 2002 by and between C&D Technologies, Inc. and William Harral, III (incorporated by reference to Exhibit 10.2 to C&D's Quarterly Report on Form 10-Q for the quarter ended October 31, 2002).

10.26 Indemnification Agreement dated as of November 19, 2002 by and between C&D Technologies, Inc. and Wade H. Roberts, Jr. (incorporated by reference to Exhibit 10.3 to C&D's Quarterly Report on Form 10-Q for the quarter ended October 31, 2002).

10.27 Indemnification Agreement dated as of November 19, 2002 by and between C&D Technologies, Inc. and Peter R. Dachowski (incorporated by reference to Exhibit 10.4 to C&D's Quarterly Report on Form 10-Q for the quarter ended October 31, 2002).

10.28 Indemnification Agreement dated as of November 19, 2002 by and between C&D Technologies, Inc. and Kevin P. Dowd (incorporated by reference to Exhibit 10.5 to C&D's Quarterly Report on Form 10-Q for the quarter ended October 31, 2002).

10.29 Indemnification Agreement dated as of November 19, 2002 by and between C&D Technologies, Inc. and Robert I. Harries (incorporated by reference to Exhibit 10.6 to C&D's Quarterly Report on Form 10-Q for the quarter ended October 31, 2002).

10.30 Indemnification Agreement dated as of November 19, 2002 by and between C&D Technologies, Inc. and Pamela S. Lewis (incorporated by reference to Exhibit 10.7 to C&D's Quarterly Report on Form 10-Q for the quarter ended October 31, 2002).

10.31 Indemnification Agreement dated as of November 19, 2002 by and between C&D Technologies, Inc. and George MacKenzie (incorporated by reference to Exhibit 10.8 to C&D's Quarterly Report on Form 10-Q for the quarter ended October 31, 2002).

10.32 Indemnification Agreement dated as of November 19, 2002 by and between C&D Technologies, Inc. and John A. H. Shober (incorporated by reference to Exhibit 10.9 to C&D's Quarterly Report on Form 10-Q for the quarter ended October 31, 2002).

10.33 Indemnification Agreement dated as of February 24, 2003 by and between C&D Technologies, Inc. and Stanley W. Silverman (filed herewith).

10.34 C&D Technologies, Inc. Nonqualified Deferred Compensation Plan (incorporated by reference to Exhibit 4 to C&D's Registration Statement on Form S-8, No. 333-42054).

10.35 C&D Technologies, Inc. Approved Share Option Plan (incorporated by reference to Exhibit 4 to C&D's Registration Statement on Form S-8, No. 333-69266).

21 Subsidiaries of C&D (filed herewith).

23 Consent of Independent Accountants (filed herewith).

99.1 Additional Exhibit - Statement of Chief Executive Officer pursuant to Section 1350 of the United States Code (filed herewith).

99.2 Additional Exhibit - Statement of Chief Financial Officer pursuant to Section 1350 of the United States Code (filed herewith).

(b) Reports on Form 8-K

No Reports on Form 8-K were filed by C&D during the last quarter of the period covered by this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

C&D TECHNOLOGIES, INC.

April 17, 2003

By: /s/ Wade H. Roberts, Jr.
Wade H. Roberts, Jr.
President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Wade H. Roberts, Jr. Wade H. Roberts, Jr.	President, Chief Executive Officer and Director (Principal Executive Officer)	April 17, 2003
/s/ Stephen E. Markert, Jr. Stephen E. Markert, Jr.	Vice President Finance (Principal Financial and Accounting Officer)	April 17, 2003
/s/ William Harral, III William Harral, III	Director, Chairman	April 17, 2003
/s/ Peter R. Dachowski Peter R. Dachowski	Director	April 17, 2003
/s/ Kevin P. Dowd Kevin P. Dowd	Director	April 17, 2003
/s/ Robert I. Harries Robert I. Harries	Director	April 17, 2003
/s/ Pamela S. Lewis Pamela S. Lewis	Director	April 17, 2003
/s/ George MacKenzie George MacKenzie	Director	April 17, 2003
/s/ John A. H. Shober John A. H. Shober	Director	April 17, 2003
/s/ Stanley W. Silverman Stanley W. Silverman	Director	April 17, 2003

CERTIFICATION

I, Wade H. Roberts, Jr., President and Chief Executive Officer of C&D Technologies, Inc., certify that:

1. I have reviewed this Annual Report on Form 10-K for the year ended January 31, 2003 of C&D Technologies, Inc.;

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

   (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the "Evaluation Date"); and

   (c) presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 17, 2003

/s/ Wade H. Roberts, Jr.
Wade H. Roberts, Jr., President
and Chief Executive Officer
(Principal Executive Officer)

CERTIFICATION

I, Stephen E. Markert, Jr., Vice President – Finance and Chief Financial Officer of C&D Technologies, Inc., certify that:

1. I have reviewed this Annual Report on Form 10-K for the year ended January 31, 2003 of C&D Technologies, Inc.;

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

   (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the "Evaluation Date"); and

   (c) presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 17, 2003

/s/ Stephen E. Markert, Jr.
Stephen E. Markert, Jr., Vice President – Finance and Chief Financial Officer (Principal Financial and Accounting Officer)

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

FINANCIAL STATEMENTS
C&D TECHNOLOGIES, INC. AND SUBSIDIARIES

FINANCIAL STATEMENT SCHEDULE
C&D TECHNOLOGIES, INC. AND SUBSIDIARIES

For the years ended January 31, 2003, 2002 and 2001

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of C&D Technologies, Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) on page 32 present fairly, in all material respects, the financial position of C&D Technologies, Inc. and subsidiaries (the "Company") at January 31, 2003 and January 31, 2002, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index appearing under Item 15(a)(2) on page 32 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, the Company adopted Statements of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" on February 1, 2002.

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
March 14, 2003

C&D TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
January 31,
(Dollars in thousands)

	2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 12,966	$ 8,781
Accounts receivable, less allowance for doubtful accounts of $1,906 in 2003 and $2,278 in 2002	44,890	44,968
Inventories	47,905	61,674
Deferred income taxes	8,234	10,156
Other current assets	2,304	6,754
Total current assets	116,299	132,333
Property, plant and equipment, net	112,158	131,207
Intangible and other assets, net	38,724	24,659
Goodwill	114,975	107,359
Total assets	$382,156	$395,558
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term debt	$ 14,062	$ 27,255
Accounts payable	21,841	19,640
Accrued liabilities	18,961	22,210
Other current liabilities	7,659	8,214
Total current liabilities	62,523	77,319
Deferred income taxes	10,579	2,602
Long-term debt	25,857	46,892
Other liabilities	16,613	18,574
Total liabilities	115,572	145,387
Commitments and contingencies		
Minority interest	8,310	8,313
Stockholders' equity:		
Common stock, $.01 par value, 75,000,000 shares authorized; 28,509,803 and 28,431,728 shares issued in 2003 and 2002, respectively	285	284
Additional paid-in capital	69,152	65,893
Treasury stock, at cost, 2,810,280 and 2,414,161 shares in 2003 and 2002, respectively	(38,409)	(29,743)
Accumulated other comprehensive income (loss)	881	(3,057)
Retained earnings	226,365	208,481
Total stockholders' equity	258,274	241,858
Total liabilities and stockholders' equity	$382,156	$395,558

See notes to consolidated financial statements.

C&D TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
for the years ended January 31,
(Dollars in thousands, except per share data)

	2003	2002	2001
Net sales	$335,745	$471,641	$615,678
Cost of sales	257,046	343,370	439,135
Gross profit	78,699	128,271	176,543
Selling, general and administrative expenses	35,136	50,406	66,243
Research and development expenses	9,509	10,291	10,281
Operating income	34,054	67,574	100,019
Interest expense, net	3,800	6,700	6,315
Other expense (income), net	1,457	1,239	(725)
Income before income taxes and minority interest	28,797	59,635	94,429
Provision for income taxes	9,414	22,244	35,883
Net income before minority interest	19,383	37,391	58,546
Minority interest	91	1,317	2,651
Net income	$ 19,292	$ 36,074	$ 55,895
Net income per common share – basic	$ 0.75	$ 1.38	$ 2.13
Net income per common share – diluted	$ 0.74	$ 1.35	$ 2.05

See notes to consolidated financial statements.

C&D TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
for the years ended January 31, 2003, 2002 and 2001
(Dollars in thousands, except per share data)

	Common Stock		Additional Paid-In Capital	Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Retained Earnings
	Shares	Amount		Shares	Amount		
Balance as of January 31, 2000	27,867,480	$279	$53,829	(1,810,204)	$(10,819)	$ (617)	$119,394
Net income							55,895
Dividends to stockholders, $.055 per share							(1,445)
Tax effect relating to stock options exercised			4,420				
Foreign currency translation adjustment						(614)	
Purchase of common stock				(174,400)	(6,856)		
Deferred Compensation Plan				(1,434)	(75)		
Issuance of common stock	3,418		179				
Stock options exercised	406,019	4	4,480				
Balance as of January 31, 2001	28,276,917	283	62,908	(1,986,038)	(17,750)	(1,231)	173,844
Net income							36,074
Dividends to stockholders, $.055 per share							(1,437)
Tax effect relating to stock options exercised			755				
Cumulative effect of accounting change						(103)	
Foreign currency translation adjustment						(676)	
Unrealized loss on derivative instruments						(1,047)	
Purchase of common stock				(414,563)	(11,634)		
Deferred compensation plan				(13,560)	(359)		
Issuance of common stock	6,911		185				
Stock options exercised	147,900	1	2,045				
Balance as of January 31, 2002	28,431,728	284	65,893	(2,414,161)	(29,743)	(3,057)	208,481
Net income							19,292
Dividends to stockholders, $.055 per share							(1,408)
Tax effect relating to stock options exercised			179				
Foreign currency translation adjustment						3,926	
Unrealized gain on derivative instruments						12	
Purchase of common stock				(585,800)	(9,792)		
Deferred compensation plan			(50)	(3,319)	(16)		
Issuance of common stock	7,741		2,247	193,000	1,142		
Stock options exercised	70,334	1	883				
Balance as of January 31, 2003	28,509,803	$285	$69,152	(2,810,280)	$(38,409)	$ 881	$226,365

See notes to consolidated financial statements.

C&D TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended January 31,
(Dollars in thousands)

	2003	2002*	2001*
Cash flows provided (used) by operating activities:			
Net income	$ 19,292	$ 36,074	$ 55,895
Adjustments to reconcile net income to net cash provided by operating activities:			
Minority interest	91	1,317	2,651
Depreciation and amortization	23,740	30,049	26,054
Impairment of goodwill	489	-	-
Deferred income taxes	9,900	2,301	1,106
(Gain)/loss on disposal of assets	(955)	346	783
Changes in assets and liabilities, net of effects from businesses acquired:			
Accounts receivable	780	43,065	(8,935)
Inventories	14,713	15,375	(13,888)
Other current assets	185	305	(213)
Accounts payable	3,760	(22,665)	936
Accrued liabilities	(2,915)	(12,097)	6,960
Income taxes payable	4,414	(7,392)	4,177
Other current liabilities	(560)	(579)	4,299
Other liabilities	(1,673)	(4,870)	(528)
Other long-term assets	(11,649)	(239)	(127)
Other, net	(4,462)	780	(30)
Net cash provided by operating activities	55,150	81,770	79,140
Cash flows provided (used) by investing activities:			
Acquisition of businesses, net	-	-	(51,095)
Acquisition of property, plant and equipment	(7,163)	(26,826)	(41,075)
Proceeds from disposal of property, Plant and equipment	3,652	39	165
Net cash used by investing activities	(3,511)	(26,787)	(92,005)
Cash flows provided (used) by financing activities:			
Repayment of debt	(35,655)	(52,131)	(27,928)
Proceeds from new borrowings	-	8,662	45,700
Financing cost of long term debt	(118)	-	(258)
Proceeds from issuance of common stock, net	884	1,927	4,484
Purchase of treasury stock	(10,899)	(10,841)	(6,931)
Payment of common stock dividends	(1,766)	(1,441)	(1,443)
Payment of minority interest dividends	(94)	-	-
Net cash (used) provided by financing activities	(47,648)	(53,824)	13,624
Effect of exchange rate changes on cash	194	(87)	(171)
Increase in cash and cash equivalents	4,185	1,072	588
Cash and cash equivalents at beginning of year	8,781	7,709	7,121
Cash and cash equivalents at end of year	$ 12,966	$ 8,781	$ 7,709

* Reclassified for comparative purposes.

See notes to consolidated financial statements.

C&D TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
for the years ended January 31,
(Dollars in thousands)

	2003	2002	2001
SUPPLEMENTAL CASH FLOW DISCLOSURES			
Cash paid (received) during the year for:			
Interest paid, net	$ 4,478	$ 7,277	$ 6,267
Income taxes (refunded) paid, net	$(3,737)	$26,650	$ 30,594
SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES			
Acquired businesses:			
Estimated fair value of assets acquired	$ -	$ -	$ 9,852
Goodwill	-	-	44,835
Identifiable intangible assets	-	-	2,356
Cash paid, net of cash required	-	-	(51,095)
Liabilities assumed	$ -	$ -	$ 5,948
Dividends declared but not paid	$ -	$ 358	$ 362
Annual retainer to Board of Directors paid by the issuance of common stock	$ 171	$ 185	$ 179
(Decrease) increase in property, plant and equipment acquisitions in accounts payable	$ (789)	$ (4,539)	$ 5,887
Note received as part of fixed asset sale	$ 2,000	$ -	$ -
Fair market value of treasury stock issued to pension plans	$ 3,218	$ -	$ -

See notes to consolidated financial statements.

C&D TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the years ended January 31,
(Dollars in thousands)

	2003	2002	2001
Net income	$19,292	$36,074	$55,895
Other comprehensive income (loss), net of tax:			
Cumulative effect of accounting change	-	(103)	-
Net unrealized gain (loss) on derivative instruments	12	(1,047)	-
Foreign currency translation adjustments	3,926	(676)	(614)
Total comprehensive income	$23,230	$34,248	$55,281

See notes to consolidated financial statements.

(Dollars in thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation:

The consolidated financial statements include the accounts of C&D Technologies, Inc., its wholly owned subsidiaries and a 67% owned joint venture (collectively the "Company"). All significant intercompany accounts and transactions have been eliminated.

The Company produces and markets systems for the conversion and storage of electrical power, including industrial batteries and electronics. On January 28, 1986, the Company purchased substantially all of the assets of the C&D Power Systems division of Allied Corporation ("Allied") (the "Acquisition"). The Company's reportable business segments consist of the Powercom Division, the Dynasty Division, the Power Electronics Division and the Motive Power Division. (See Note 15.)

Accounting Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation:

Assets and liabilities in foreign currencies are translated into U.S. dollars at the rate of exchange prevailing at the balance sheet date. Revenue and expenses are translated at the average rate of exchange for the period. Gains and losses on foreign currency transactions are included in other expenses (income), net.

Derivative Financial Instruments:

On February 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments. Specifically, SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either stockholders' equity as accumulated other comprehensive income (loss) or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity. As of February 1, 2001, the adoption of the standard resulted in a net-of-tax cumulative effect increase of $103 recorded in accumulated other comprehensive loss.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

In the normal course of business, the Company uses a variety of derivative financial instruments primarily to manage currency exchange rate and interest rate risk. All derivatives are recognized on the balance sheet at fair value and are generally reported in accrued liabilities. To qualify for hedge accounting, the instruments must be effective in reducing the risk exposure that they are designed to hedge. For instruments that are associated with the hedge of an anticipated transaction, hedge effectiveness criteria also require that it be probable that the underlying transaction will occur. Instruments that meet established accounting criteria are formally designated as hedges at the inception of the contract. These criteria demonstrate that the derivative is expected to be highly effective at offsetting changes in fair value of the underlying exposure both at inception of the hedging relationship and on an ongoing basis. The assessment for effectiveness is formally documented at hedge inception and reviewed at least quarterly throughout the designated hedge period.

The Company uses interest rate swap agreements to reduce the impact of interest rate changes on its debt. The interest rate swap agreements involve the exchange of variable for fixed rate interest payments without the exchange of the underlying notional amount.

Cash and Cash Equivalents:

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company's cash management program utilizes zero balance accounts. Accordingly, all book overdraft balances have been reclassified to accounts payable and amounted to $4,501 and $3,959 at January 31, 2003 and 2002, respectively.

Revenue Recognition:

The Company recognizes revenue when the earnings process is complete. This occurs when products are shipped to the customer in accordance with terms of the agreement, title and risk of loss have been transferred, collectibility is reasonably assured and pricing is fixed and determinable. Accruals are made for sales returns and other allowances based on the Company's experience. Amounts charged to customers for shipping and handling are classified as revenue. The Company accounts for sales rebates as a reduction in revenue at the time revenue is recorded.

Inventories:

Inventories are stated at the lower of cost or net realizable value. Cost is generally determined by the last-in, first-out ("LIFO") method for financial statement and federal income tax purposes.

Property, Plant and Equipment:

Property, plant and equipment acquired as of the Acquisition were recorded at the then fair market value. Property, plant and equipment acquired subsequent to the Acquisition are recorded at cost or fair market value if part of an acquisition. Property, plant and equipment, including capital leases, are

(Dollars in thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

depreciated on the straight-line method for financial reporting purposes over estimated useful lives which generally range from 3 to 10 years for machinery and equipment, and 10 to 40 years for buildings and improvements. The Company capitalizes interest on borrowings during the active construction period of major capital projects. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of the assets.

The cost of maintenance and repairs is charged to expense as incurred. Renewals and betterments are capitalized. Upon retirement or other disposition of items of property, plant and equipment, the cost of the item and related accumulated depreciation are removed from the accounts and any gain or loss is included in income.

The Company capitalizes purchased software, including certain costs associated with its installation. The cost of software capitalized is amortized over its estimated useful life, generally 3 to 5 years, using the straight-line method.

Identified Intangible Assets, Net:

Acquisition-related intangibles are amortized on a straight-line basis over periods ranging from 5 to 20 years. Intellectual property assets are amortized over the periods of benefit, ranging from 5 to 20 years, on a straight-line basis. All identified intangible assets are classified within intangible and other assets, net on the balance sheet. In the quarter following the period in which identified intangible assets become fully amortized, the fully amortized balances are removed from the gross asset and accumulated amortization amounts.

Long-Lived Assets:

The Company follows SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets", which requires periodic evaluation of the recoverability of the carrying amount of long-lived assets (including property, plant and equipment, and intangible assets with determinable lives) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Events or changes in circumstances are evaluated based on a number of factors including operating results, business plans and forecasts, general and industry trends and, economic projections and anticipated cash flows. An impairment is assessed when the undiscounted expected future cash flows derived from an asset are less than its carrying amount. Impairment losses are measured as the amount by which the carrying value of an asset exceeds its fair value and are recognized in earnings. The Company also continually evaluates the estimated useful lives of all long-lived assets and periodically revises such estimates based on current events.

Goodwill:

On February 1, 2002, the Company completed the adoption of SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." As required by SFAS No. 142, the Company discontinued amortizing the remaining balances of goodwill as of the beginning of fiscal 2002. Through January 31, 2002, goodwill had been amortized over an estimated 20 to 40 years. All remaining and future acquired goodwill will be subject to an impairment test in the fourth quarter of each year, or earlier if indicators of potential impairment exist, using a fair-value-based approach. The Company completed the initial goodwill impairment review as of the beginning of fiscal 2003 and

(Dollars in thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

concluded that no impairment of goodwill existed at that time. The Company completed the annual impairment review during the fourth quarter of 2003 and recorded an impairment of $496 in selling, general and administrative expenses, which represented all of the goodwill in the Motive Power Division. No impairment to goodwill existed in any of the other divisions as of January 31, 2003.

Upon adoption of the new business combinations rules, workforce-in-place no longer meets the definition of an identifiable intangible asset. As a result, as of the beginning of fiscal 2003, the net book value of $879 has been reclassified to goodwill. (See Note 3.)

A reconciliation of previously reported net income and earnings per share to the amounts adjusted for the exclusion of goodwill and workforce-in-place amortization, net of the related income tax effect, is as follows:

	Year ended January 31,		
	2003	2002	2001
Reported net income	$19,292	$36,074	$55,895
Goodwill amortization, net of tax	-	3,995	2,599
Adjusted net income	$19,292	$40,069	$58,494
Reported net income per common share – basic	$ 0.75	$ 1.38	$ 2.13
Goodwill amortization, net of tax	-	0.15	0.10
Adjusted net income per common share – basic	$ 0.75	$ 1.53	$ 2.23
Reported net income per common share – diluted	$ 0.74	$ 1.35	$ 2.05
Goodwill amortization, net of tax	-	0.15	0.10
Adjusted net income per common share – diluted	$ 0.74	$ 1.50	$ 2.15

(Dollars in thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Environmental Matters:

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and that do not contribute to current or future revenue generation, are also expensed. The Company records liabilities for environmental costs when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. The liability for future environmental remediation costs is evaluated on a quarterly basis by management.

Income Taxes:

The Company follows SFAS No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns using tax rates in effect for the year in which the differences are expected to reverse.

Net Income Per Share:

Net income per common share for the years ended January 31, 2003, 2002 and 2001 is based on the weighted average number of shares of Common Stock outstanding. Net income per common share - diluted reflects the potential dilution that could occur if stock options were exercised. Weighted average common shares and common shares - diluted were as follows:

	January 31,		
	2003	2002	2001
Weighted average shares of common stock outstanding	25,818,024	26,153,715	26,223,684
Assumed conversion of stock options, net of shares assumed reacquired	207,155	534,296	1,040,844
Weighted average common shares – diluted	26,025,179	26,688,011	27,264,528

During the years ended January 31, 2003, 2002 and 2001, the Company had 1,176,034, 112,308 and 98,450, respectively, outstanding stock options that were excluded from the calculation of diluted earnings per share because their inclusion would have been antidilutive. These stock options could be dilutive in the future.

(Dollars in thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Stock-Based Compensation Plans:

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation – Accounting and Disclosure." SFAS No. 148, which is an amendment of SFAS No. 123, provides alternative recognition transition methods for a voluntary change from the intrinsic method, permitted under APB Opinion No. 25, to the fair value based method of accounting for stock based employee compensation. SFAS No. 148 also requires more prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock based employee compensation and requires disclosure about those effects in interim financial information. Prior to SFAS No. 148, disclosures about the effects of stock based employee compensation were only required in annual financial information. Disclosure prominence is to be achieved by placing certain disclosures related to stock based employee compensation in the summary of significant accounting policies. The transition and disclosure in accounting policies provisions are effective for fiscal years ending after December 15, 2002. The Company has adopted the disclosure provisions of SFAS No. 148 effective as of January 31, 2003. The adoption of the new standard did not have any impact on the Company's financial position or results of operations.

The Company accounts for its fixed stock option plans under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation cost is recognized for its fixed stock option plans. SFAS No. 123, "Accounting for Stock-Based Compensation" allows, but does not require, companies to record compensation cost for fixed stock option plans using a fair value based method. As permitted by SFAS No. 123, the Company elected to continue to account for compensation cost for its fixed stock option plans using the intrinsic value based method under APB No. 25.

If the Company had elected, beginning in fiscal 1997, to recognize compensation cost based on fair value of the options granted at grant date as prescribed by SFAS No. 123, net income and net income per common share would have approximated the pro forma amounts shown below:

	2003	2002	2001
Net income – as reported	$19,292	$36,074	$55,895
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	4,259	4,489	3,221
Net income – pro forma	$15,033	$31,585	$52,674
Net income per common share – basic – as reported	0.75	1.38	2.13
Net income per common share – basic – pro forma	0.58	1.21	2.01
Net income per common share – diluted – as reported	0.74	1.35	2.05
Net income per common share – diluted – pro forma	0.58	1.18	1.93
Weighted average fair value of options granted during the year	9.30	15.06	12.51

(Dollars in thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2003, 2002 and 2001:

	2003	2002	2001
Risk-free interest rate	4.42%	4.84%	6.53%
Expected dividend yield	0.27%	0.17%	0.22%
Expected volatility factor	0.477	0.448	0.414
Weighted average expected life	5.00 years	5.00 years	4.95 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.

Reclassifications:

Certain amounts reported in previous years have been reclassified to conform to the fiscal 2003 presentation.

New Accounting Pronouncements:

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting requirements for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company is currently in the process of evaluating the impact SFAS No. 143 will have on its financial position and results of operations, if any.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses the timing and amount of costs recognized as a result of restructuring and similar activities. The Company will apply SFAS No. 146 prospectively to activities initiated after December 31, 2002. SFAS No. 146 had no significant impact at the point of adoption on the Company's consolidated statements of income or financial position.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees." FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation it has undertaken in issuing the guarantee. FIN 45 also requires guarantors to disclose certain information for guarantees, including product warranties. (See Note 16.)

(Dollars in thousands, except per share data)

2. STOCK SPLIT

On June 16, 2000 the Company completed a two-for-one stock split, effected in the form of a 100% stock dividend paid to stockholders of record on June 2, 2000. This transaction resulted in a transfer on the Company's balance sheet of $140 to common stock from additional paid-in capital.

The accompanying financial statements and related footnotes, including all share and per share amounts, have been adjusted to reflect this transaction.

3. GOODWILL AND IDENTIFIED INTANGIBLE ASSETS

Goodwill:

During the year ended January 31, 2003, no goodwill was acquired. Goodwill by operating segment was adjusted as follows:

	Powercom	Dynasty	Power Electronics	Motive Power	Total
Goodwill, January 31, 2002	$1,376	$57,939	$47,551	$ 493	$107,359
Assembled workforce reclassified	-	-	879	-	879
Effect of exchange rate changes on goodwill	7	192	7,031	3	7,233
Impairment of goodwill	-	-	-	(496)	(496)
Goodwill, January 31, 2003	$1,383	$58,131	$55,461	$ -	$114,975

Identified Intangible Assets:

During the year ended January 31, 2003, no acquisition-related intangibles were acquired, impaired or written-off. Identified intangible assets as of January 31, 2003 consisted of the following:

	Gross Assets	Accumulated Amortization	Net
Trade names	$17,840	$(3,494)	$14,346
Intellectual property	7,805	(5,516)	2,289
Other	2,405	(989)	1,416
Total intangible assets	$28,050	$(9,999)	$18,051

(Dollars in thousands, except per share data)

3. GOODWILL AND IDENTIFIED INTANGIBLE ASSETS *(continued)*

Identified intangible assets as of January 31, 2002 consisted of the following:

	Gross Assets	Accumulated Amortization	Net
Trade names	$17,840	$(2,602)	$15,238
Intellectual property	7,601	(4,706)	2,895
Other	3,675	(1,251)	2,424
Total intangible assets	$29,116	$(8,559)	$20,557

Based on intangibles recorded at January 31, 2003, the annual amortization expense is expected to be as follows (assuming current exchange rates):

	2004	2005	2006	2007	2008
Trade names	$ 892	$ 892	$ 892	$ 892	$ 892
Intellectual property	787	424	370	195	134
Other	128	79	76	35	29
Total intangible assets	$1,807	$1,395	$1,338	$1,122	$1,055

Amortization of identified intangibles was $1,795, $1,922 and $1,867 for the years ended January 31, 2003, 2002 and 2001.

(Dollars in thousands, except per share data)

4. INVENTORIES

Inventories consisted of the following:

	January 31, 2003	January 31, 2002
Raw materials	$17,833	$26,202
Work-in-process	10,379	12,830
Finished goods	19,693	22,642
	$47,905	$61,674

If the first-in, first-out method of inventory accounting had been used (which approximates current cost), inventories would have been $49,957 and $61,576 as of January 31, 2003 and 2002, respectively. During the years ended January 31, 2003 and 2002, inventory quantities were reduced resulting in the liquidation of certain LIFO inventory layers carried at cost, which were lower than the cost of current purchases. The effect of these reductions in 2003 and 2002 was to decrease the cost of sales by approximately $564 and $35, and to increase net income by $355 and $22 or $0.01 and less than $0.01 per share, respectively.

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net, consisted of the following:

	January 31, 2003	January 31, 2002
Land	$ 1,970	$ 2,003
Buildings and improvements	41,988	44,734
Furniture, fixtures and equipment	192,440	193,763
Construction in progress	7,404	15,182
	243,802	255,682
Less:		
Accumulated depreciation	131,644	124,475
	$112,158	$131,207

For the years ended January 31, 2003, 2002 and 2001, depreciation charged to operations amounted to $21,050, $20,962 and $19,286; maintenance and repair costs expensed totaled $10,075, $13,256 and $14,456; and capitalized interest amounted to $135, $404 and $983, respectively.

(Dollars in thousands, except per share data)

6. DEBT

Debt consisted of the following:

	January 31,	
	2003	2002
Term loan, $100,000 facility; bearing interest at Prime or LIBOR plus .75% on January 31, 2003 and January 31, 2002 (effective rate on a weighted average basis, 2.10% as of January 31, 2003 and 2.62% as of January 31, 2002) net of unamortized debt acquisition costs of $81 and $858, respectively	$18,669	$44,142
Revolving credit facility; maximum commitment of $120,000 at January 31, 2003 and 2002 bearing interest of Prime or LIBOR plus .75% (effective rate on a weighted average basis, 2.12% as of January 31, 2003 and 2.74% as of January 31, 2002)	21,250	21,500
Borrowings by a U.K. subsidiary under an unsecured multi-currency demand loan facility bearing interest at British Pound LIBOR plus .95% (effective rate on a weighted average basis, 5.08% as of January 31, 2002)	-	8,501
Other	-	4
	39,919	74,147
Less current portion	14,062	27,255
	$25,857	$46,892

On March 1, 1999, the Company obtained a fully syndicated senior unsecured agreement comprised of a $100,000 term loan and a $120,000 revolving credit facility. The term loan is payable over five years. The revolver has a termination date of March 1, 2004. The available interest rates on the agreement were between 1.00% to 1.75% over LIBOR or Prime to Prime plus .25%. On October 13, 2000 the loan agreement was amended to effectively lower the available LIBOR interest rate to between .75% and 1.50% over LIBOR or Prime to Prime plus .25%. The agreement requires the Company to pay a fee of .20% to .30% per annum on any unused portion of the revolver. During the years ended January 31, 2003 and January 31, 2002, the average fee paid was .20%.

The revolving credit facility includes a letter of credit facility not to exceed $30,000, of which $26,479 and $27,379 were available as of January 31, 2003 and 2002, and swingline loans not to exceed $10,000. The term loan is due in quarterly installments that currently equal $6,250 per quarter increasing to $7,500 per quarter on May 1, 2003. At the Company's election, additional payments not required under the term loan were paid in advance. These amounts were applied to future term loan payments on a pro-rata basis.

(Dollars in thousands, except per share data)

6. DEBT *(continued)*

These credit agreements contain restrictive covenants that require the Company to maintain minimum ratios such as fixed charge coverage and leverage ratios, as well as minimum consolidated net worth. These restrictive covenants permit the Company to pay dividends so long as there are no defaults under these credit agreements. The purpose of the facility was to fund an acquisition, provide for normal working capital and fund possible strategic acquisitions. The Company was in compliance with its loan agreement covenants at January 31, 2003 and 2002, respectively.

The maximum aggregate amounts of loans outstanding under the term loan and revolving credit facility, were $72,650, $141,100 and $128,550 during the years ended January 31, 2003, 2002 and 2001, respectively. For those years the outstanding loans under these credit agreements computed on a monthly basis averaged $53,425, $95,980 and $84,813 at a weighted average interest rate of 2.60%, 4.97% and 7.42%, respectively.

The uncommitted multi-currency overdraft facility is a senior unsecured demand loan facility, which was originally in the amount of 22.0 million British Pounds. This senior facility was reduced to 750 thousand British Pounds at the request of the Company in September 2002. The maximum amount outstanding under this facility was 6.1 million and 19.5 million British Pounds during the years ended 2003 and 2002, respectively. For those years, the outstanding loans under this agreement computed on a monthly average basis averaged 3.4 million British Pounds and 13.6 million British Pounds at a weighted average interest rate of 5.05% and 5.81%, respectively.

As of January 31, 2003, the required minimum annual principal reduction of long-term debt for each of the next five fiscal years is as follows:

2004	$14,062
2005	25,857
2006	-
2007	-
2008	-
Thereafter	-
	$39,919

(Dollars in thousands, except per share data)

7. STOCKHOLDERS' EQUITY

Stock Option Plans:

The Company has three stock option plans: the 1996 Stock Option Plan reserved 2,000,000 shares of Common Stock; the 1998 Stock Option Plan reserved 3,900,000 shares of Common Stock; and the U.K. Stock Option Plan reserved 500,000 shares of Common Stock; for option grants. In addition, stock can be granted to the Company's non-employee directors in lieu of their annual retainer or a portion thereof. Incentive stock options are to be granted at no less than 100% of the fair market value on the date of grant, with a term of no more than ten years after the date of grant. Nonqualified stock options are to be granted at such price as the Compensation Committee of the Board of Directors deems appropriate, with a term of no more than ten years after the date of grant. The options are exercisable upon vesting as determined by the Compensation Committee at the time the options are granted. The majority of the stock options outstanding vest in equal annual installments over a three-year period commencing one year from the date of the grant.

A summary of stock option activity related to the Company's plans is as follows:

	Beginning Balance Outstanding	Granted During Year	Exercised During Year	Canceled During Year	Ending Balance Outstanding	Exercisable
Year ended January 31, 2003						
Number of shares	2,155,288	597,725	70,334	181,305	2,501,374	1,461,838
Weighted average option price per share	$23.84	$20.20	$12.56	$27.49	$23.02	$21.24
Year ended January 31, 2002						
Number of shares	1,712,815	689,680	147,900	99,307	2,155,288	1,005,149
Weighted average option price per share	$19.62	$33.42	$13.84	$32.55	$23.84	$17.81
Year ended January 31, 2001						
Number of shares	1,517,894	715,074	406,019	114,134	1,712,815	645,077
Weighted average option price per share	$13.36	$27.87	$11.04	$18.68	$19.62	$14.53

(Dollars in thousands, except per share data)

7. STOCKHOLDERS' EQUITY *(continued)*

There were 2,340,718 and 2,764,879 shares available for future grants of options under the Company's stock option plans as of January 31, 2003 and 2002, respectively. The following table summarizes information about the stock options outstanding at January 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$3.00 - $6.00	97,168	3.7 years	$5.92	97,168	$5.92
$8.63 - $12.38	262,368	5.3 years	$11.62	262,368	$11.62
$13.03 - $19.56	441,104	6.6 years	$17.79	440,004	$17.79
$22.08 - $26.76	1,134,626	8.2 years	$21.70	408,445	$22.91
$35.00 - $44.38	479,508	8.1 years	$35.09	184,572	$38.20
$48.44 - $55.94	86,600	7.5 years	$53.78	69,281	$53.96
$3.00 - $55.94	2,501,374	7.4 years	$23.02	1,461,838	$21.24

Rights Plan:

In February 2000, the Company's Board of Directors declared a dividend of one common stock purchase right (a "Right") for each share of Common Stock outstanding on March 3, 2000 to the stockholders of record on that date. The description and terms of the Rights are set forth in a Rights Agreement between the Company and Mellon Investor Services LLC, as rights agent. Upon the occurrence of certain events, each Right will entitle the registered holder to purchase from the Company one one-hundredth of a share of Common Stock at a purchase price of $150 per one one-hundredth of a share, subject to adjustment, as stated in the Rights Agreement. Upon the occurrence of certain events involving a hostile takeover of the Company, unless the Company's Board of Directors acts otherwise, each holder of a Right, other than Rights beneficially owned by the acquiring company, will thereafter have the right to receive upon exercise: (i) that number of shares of the Company's common stock having a market value equal to two times the purchase price of the Right or (ii) that number of shares of common stock of the acquiring company that at the time of the transaction has a market value of two times the exercise price of the Right.

(Dollars in thousands, except per share data)

8. INCOME TAXES

The provisions for income taxes as shown in the accompanying consolidated statements of income consisted of the following:

	January 31,		
	2003	2002	2001
Current:			
Federal	$ 330	$15,974	$31,068
State	(982)	1,492	3,578
Foreign	1,901	1,137	-
Foreign sales corporation	-	137	301
	$1,249	$18,740	$34,947
Deferred:			
Federal	7,983	3,160	727
State	182	344	209
	8,165	3,504	936
	$9,414	$22,244	$35,883

(Dollars in thousands, except per share data)

8. INCOME TAXES *(continued)*

The components of the deferred tax asset and liability as of January 31, 2003 and 2002 were as follows:

	2003	2002*
Deferred tax asset:		
Vacation and compensation accruals	$ 4,080	$ 4,858
Bad debt, inventory and return allowances	4,039	3,047
Warranty reserves	3,995	4,750
Postretirement benefits	1,151	1,034
State net operating losses	778	-
Derivatives	759	684
Foreign tax credits	716	-
Environmental reserves	714	879
Pension obligation	-	51
Other accruals	1,410	1,928
Total deferred tax asset	17,642	17,231
Deferred tax liability:		
Depreciation and amortization	(12,735)	(8,658)
Pension obligation	(5,754)	-
Cumulative translation adjustment	(1,275)	(29)
Unrepatriated earnings	(223)	(990)
Total deferred tax liability	(19,987)	(9,677)
Net deferred tax (liability) asset	$ (2,345)	$ 7,554

Realization of the Company's deferred tax assets is dependent on future taxable income. The Company believes that it is more likely than not such assets will be realized.

*Reclassified for comparative purposes.

(Dollars in thousands, except per share data)

8. INCOME TAXES *(continued)*

Reconciliations of the provisions for income taxes at the U.S. statutory rate to the effective tax rates for the years ended January 31, 2003, 2002 and 2001, respectively, are as follows:

	January 31,		
	2003	2002	2001
U.S. statutory income tax	$10,079	$20,872	$33,050
State tax, net of federal income tax benefit	258	1,314	2,534
Resolution of state tax audits	(1,100)	-	-
Tax effect of foreign operations	256	26	-
Research and development tax credit benefit	-	(61)	(100)
Foreign sales corporation	-	(257)	(565)
Other	(79)	350	964
	$ 9,414	$22,244	$35,883

9. COMMITMENTS AND CONTINGENCIES

(A) Operating Leases:

The Company leases certain manufacturing and office facilities and certain equipment under operating lease agreements. Certain leases contain renewal options and some have purchase options, and generally provide that the Company shall pay for insurance, taxes and maintenance. As of January 31, 2003, the Company had future minimum annual lease obligations under leases with noncancellable lease terms in excess of one year as follows:

2004	$ 2,979
2005	2,443
2006	2,025
2007	2,004
2008	1,893
Thereafter	7,860
	$19,204

Total rent expense for all operating leases for the years ended January 31, 2003, 2002 and 2001 was $3,903, $4,496 and $3,733, respectively.

(Dollars in thousands, except per share data)

9. COMMITMENTS AND CONTINGENCIES *(continued)*

(B) Contingent Liabilities:

Legal

In January 2000, the Company was sued in an action captioned *Puerto Rico Electric Power Authority v. C&D Technologies, Inc.*, in the United States District Court for the District of Puerto Rico for an alleged breach of contract in connection with the sale of certain batteries dating back to the mid-1990s. In August 2000 the Company entered into a settlement agreement with respect to this claim, the cost of which was recovered from the Company's insurance carrier in the first quarter of fiscal 2002.

Environmental

The Company is subject to extensive and evolving environmental laws and regulations regarding the clean-up and protection of the environment, worker health and safety and the protection of third parties. These laws and regulations include, but are not limited to: (i) requirements relating to the handling, storage, use and disposal of lead and other hazardous materials used in manufacturing processes and solid wastes; (ii) record keeping and periodic reporting to governmental entities regarding the use and disposal of hazardous materials; (iii) monitoring and permitting of air emissions and water discharge; and (iv) monitoring worker exposure to hazardous substances in the workplace, and protecting workers from impermissible exposure to hazardous substances, including lead, used in our manufacturing process.

Notwithstanding the Company's efforts to maintain compliance with applicable environmental requirements, if injury or damage to persons or the environment arises from hazardous substances used, generated or disposed of in the conduct of the Company's business (or that of a predecessor to the extent the Company is not indemnified therefor), the Company may be held liable for certain damages and for the costs of investigation and remediation, which could have a material adverse effect on the Company's business, financial condition, or results of operations. However, under the terms of the purchase agreement with Allied Corporation ("Allied") for the acquisition of the Company (the "Acquisition Agreement"), Allied was obligated to indemnify the Company for any liabilities of this type resulting from conditions existing at January 28, 1986 that were not disclosed by Allied to the Company in the schedules to the Acquisition Agreement. These obligations have since been assumed by Allied's successor in interest, Honeywell ("Honeywell").

The Company, along with numerous other parties, has been requested to provide information to the United States Environmental Protection Agency (the "EPA") in connection with investigations of the source and extent of contamination at three lead smelting facilities (the "Third Party Facilities") to which the Company had made scrap lead shipments for reclamation prior to the date of the acquisition.

The Company and four other potentially responsible parties ("PRPs") agreed upon a cost sharing arrangement for the design and remediation phases of a project related to one of the Third Party Facilities, the former NL Industries in Pedricktown, New Jersey, acting pursuant to a Consent Decree. The PRPs identified and sued additional PRPs for contribution. In April 2002, one of the original four PRPs, Exide Technologies ("Exide"), filed for relief under Chapter 11 of Title 11 of the United States Code. In August 2002, Exide notified the PRPs that it will no longer be taking an active role in any further action at the site

9. COMMITMENTS AND CONTINGENCIES *(continued)*

and discontinued its financial participation. This resulted in a pro rata increase in the liabilities of the other PRPs, including the Company.

The Company also responded to requests for information from the EPA and the state environmental agency with regard to another Third Party Facility, the "Chicago Site," in October 1991.

In August 2002, the Company was notified of its involvement as a PRP at the NL Atlanta, Northside Drive Superfund site. The Company is currently in negotiations with the other potentially responsible parties at this site regarding its share of the allocated liability.

The Company is also aware of the existence of contamination at its Huguenot, New York facility, which is expected to require expenditures for further investigation and remediation. The site is listed by the New York State Department of Environmental Conservation ("NYSDEC") on its registry of inactive hazardous waste disposal sites due to the presence of fluoride and other contamination in amounts that exceed state groundwater standards. The prior owner of the site is expected to ultimately bear some, as yet undetermined, share of the costs associated with this matter for contamination in place at the time the Company acquired the property. The NYSDEC has issued a Record of Decision for the soil remediation portion of this site. However, a final remediation plan for the ground water portion has not yet been finalized with or approved by the State of New York.

The Company, together with Johnson Controls, Inc. ("JCI"), is conducting an assessment and remediation of contamination at its Dynasty Division facility in Milwaukee, Wisconsin. The majority of this project was completed as of October 2001. Under the purchase agreement with JCI, the Company is responsible for (i) one-half of the cost of the on-site assessment and remediation, with a maximum liability of $1,750, (ii) any environmental liabilities at the facility that are not remediated as part of the current project and (iii) environmental liabilities for claims made after the fifth anniversary of the closing, i.e. March 2004, that arise from migration from a pre-closing condition at the Milwaukee facility to locations other than the Milwaukee facility, but specifically excluding liabilities relating to pre-closing offsite disposal. JCI has retained all other environmental liabilities, including off-site assessment and remediation.

In January 1999, the Company received notification from the EPA of alleged violations of permit effluent and pretreatment discharge limits at its plant in Attica, Indiana. The Company submitted a compliance plan to the EPA in April 2002. The Company engaged in negotiations with both the EPA and Department of Justice through March 2003 regarding a potential resolution of this matter. The government filed suit against the Company in March 2003 for alleged violations of the Clean Water Act. The complaint requests injunctive relief and civil penalties of up to the amounts provided by statute. The Company anticipates that the matter will result in a penalty assessment and compliance obligations. The Company will continue to seek a negotiated or mediated resolution, failing which it intends to vigorously defend the action.

9. COMMITMENTS AND CONTINGENCIES *(continued)*

The Company accrues reserves for liabilities in the Company's consolidated financial statements and periodically reevaluates the reserved amounts for these liabilities in view of the most current information available in accordance with SFAS No. 5, "Accounting for Contingencies." Based on currently available information, management of the Company believes that appropriate reserves have been established with respect to the foregoing contingent liabilities and that they are not expected to have a material adverse effect on the Company's business, financial condition or results of operations.

(C) Purchase Commitments:

The Company has purchase commitments pertaining to the purchase of certain raw materials with various suppliers. These purchase commitments are not expected to exceed usage requirements.

10. MAJOR CUSTOMER

No single customer of the Company amounted to 10% or more of the Company's consolidated net sales for the years ended January 31, 2003, 2002 and 2001.

11. CONCENTRATION OF CREDIT RISK

Financial instruments that subject the Company to potential concentration of credit risk consist principally of trade receivables and temporary cash investments. The Company places its temporary cash investments with various financial institutions and, generally, limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited by a large customer base and its geographic dispersion. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral, such as letters of credit, in certain circumstances.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents – the carrying amount approximates fair value because of the short maturity of these instruments.

Debt (excluding capital lease obligations) – the carrying value of the Company's long-term debt, including the current portion, approximates fair value based on the incremental borrowing rates currently available to the Company for loans with similar terms and maturity.

Hedging instruments – the estimated fair value of the interest rate swaps and foreign exchange contracts are based on market prices or current rates offered for interest rate swaps and foreign exchange contracts with similar terms and maturities. The ultimate amounts paid or received under these interest rate swaps and foreign currency contracts, however, depend on future interest rates and exchange rates.

(Dollars in thousands, except per share data)

12. FAIR VALUE OF FINANCIAL INSTRUMENTS *(continued)*

The estimated fair values of the Company's financial instruments at January 31, 2003 and 2002 were as follows:

	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$12,966	$12,966	$ 8,781	$ 8,781
Debt (excluding capital lease obligations)	$39,919	$39,919	$74,143	$74,143

The fair value of accounts receivable, accounts payable and accrued liabilities consistently approximate the carrying value due to the relatively short maturity of these instruments and are excluded from the above table.

The Company applies hedge accounting in accordance with SFAS No. 133, whereby the Company designates each derivative as a hedge of (i) the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value" hedge); or (ii) the variability of anticipated cash flows of a forecasted transaction or the cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge). From time to time, however, the Company may enter into derivatives that economically hedge certain of its risks, even though hedge accounting is not allowed by SFAS No. 133 or is not applied by the Company. In these cases, there generally exists a natural hedging relationship in which changes in fair value of the derivative, which are recognized currently in earnings, act as an economic offset to changes in the fair value of the underlying hedged item(s). The Company did not apply hedge accounting to currency forward contracts with a combined fair value of $(258) and $(34) as of January 31, 2003 and 2002. Changes in the fair value of these currency forward contracts are recorded in other expense (income), net.

Changes in the value of a derivative that is designated as a fair value hedge, along with offsetting changes in fair value of the underlying hedged exposure, are recorded in earnings each period. Changes in the fair value of a derivative that is designated as a cash flow hedge is recorded in accumulated other comprehensive income (loss). When earnings are affected by the variability of the underlying cash flow, the applicable amount of the gain or loss from the derivative that is deferred in stockholders' equity is released to earnings. When the terms of an underlying transaction are modified, or when the underlying hedged item ceases to exist, all changes in the fair value of the instrument are included in earnings each period until the instrument matures. Derivatives that are not designated as hedges, as well as the portion of a derivative excluded from the effectiveness assessment and changes in the value of the derivatives which do not offset the underlying hedged item throughout the designated hedge period, are recorded in other expense (income), net each period.

(Dollars in thousands, except per share data)

12. FAIR VALUE OF FINANCIAL INSTRUMENTS *(continued)*

In the normal course of business, the Company is exposed to the impact of interest rate changes and foreign currency fluctuations. The Company limits these risks by following established risk management policies and procedures including the use of derivatives and, where cost-effective, financing debt in the currencies in which the assets are denominated. For interest rate exposures, derivatives are used to manage the Company's exposure to fluctuations in interest rates on the Company's underlying variable rate debt instruments. The Company utilizes separate swap transactions rather than fixed rate obligations to take advantage of lower borrowing costs associated with floating rate debt while also eliminating possible risk related to refinancing in the fixed rate market. For currency exposures, derivatives are used to limit the effects of foreign exchange rate fluctuations on financial results.

The Company does not use derivatives for trading or speculative purposes, nor is it a party to leveraged derivatives. Further, the Company has a policy of only entering into contracts with major financial institutions. When viewed in conjunction with the underlying and offsetting exposure that the derivatives are designed to hedge, the Company has not sustained a material loss from these instruments nor does it anticipate any material adverse effect on its net income or financial position in the future from the use of derivatives.

The following table includes all interest rate swaps as of January 31, 2003 and 2002. These interest rate swaps are designated as cash flow hedges and, therefore, changes in the fair value, net of tax, are recorded in accumulated other comprehensive loss.

Notional Amount	Origination Date	Maturity Date	Fixed Interest Rate Paid	Variable Interest Rate Received	Fair Value at 01/31/03	Fair Value at 01/31/02
$ 6,500	12/20/95	12/20/02	6.01%	LIBOR	$ -	$ (240)
20,000	03/11/99	03/11/02	5.58%	LIBOR	-	(77)
20,000	02/05/01	03/01/03	5.24%	LIBOR	(66)	(783)
20,000	04/11/01	04/11/06	5.56%	LIBOR	(1,832)	(735)
					$(1,898)	$(1,835)

Based on the fair value of the interest rate swaps as of January 31, 2003 and the maturity dates of these swaps, the Company expects to reclassify a net of tax loss of approximately $549 of the amount in accumulated other comprehensive loss in the next 12 months.

The Company had foreign exchange contracts on hand for delivery of Canadian Dollars in the amount of $2,629 and $3,149 as of January 31, 2003 and January 31, 2002, respectively.

The Company had foreign exchange contracts for delivery of Euros in the amount of $646 as of January 31, 2003.

The Company had a foreign exchange contract on hand for the delivery of British Pounds in the amount of $23,884 and $14,224 as of January 31, 2003 and January 31, 2002, respectively.

(Dollars in thousands, except per share data)

13. EMPLOYEE BENEFIT PLANS

(A) The Company has various noncontributory defined benefit pension plans, which cover certain employees. The C&D Technologies, Inc. Pension Plan for Salaried Employees was amended during the fiscal year ended January 31, 2002 to provide that benefits under the plan became frozen as of December 31, 2001 for all participants (i) who had not attained the age of 65, and (ii) who either (a) had less than 5 years of Eligibility Service, or whose years of Eligibility Service and age totaled less than 60 or (b) had less than 10 years of Eligibility Service, or whose years of Eligibility Service and age totaled less than 57 as of December 31, 2001. Participants whose benefits under the Pension Plan became frozen as of December 31, 2001 became eligible for an enhanced Company contribution under the Savings Plan based on the performance of the Company. As such, the Company recorded a curtailment gain of $2,631 during the fiscal year ended January 31, 2002.

The Company's funding policy is to contribute annually an amount that can be deducted for federal income tax purposes using a different actuarial cost method and different assumptions than those used for financial reporting purposes. Pension benefits for the Company's defined benefit plans are generally based on employees' years of service and qualifying compensation during the years of employment. Plan assets are invested in commingled trust funds consisting primarily of equity and U.S. Government securities.

The Company also provides certain health care and life insurance benefits for retired employees who meet certain service requirements ("postretirement benefits") through two plans. One of the plans was amended during the fiscal year ended January 31, 2002 to change the Company contribution. This amendment resulted in a $1,000 increase in the liability.

(Dollars in thousands, except per share data)

13. EMPLOYEE BENEFIT PLANS *(continued)*

The tables that follow provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets for the years ended January 31, 2003 and 2002 and a statement of the funded status as of January 31, 2003 and 2002. The measurement dates are December 31, 2002 and 2001.

	Pension Benefits		Postretirement Benefits	
	2003	2002	2003	2002
Change in benefit obligation:				
Benefit obligation at beginning of year	$49,532	$45,749	$ 3,486	$ 2,463
Service cost	1,573	2,404	151	149
Interest cost	3,750	3,565	269	255
Plan amendments	50	-	-	1,000
Curtailment gain	-	(2,631)	-	-
Settlement loss	115	-	-	-
Actuarial loss/(gain)	5,328	2,792	406	(30)
Benefits paid	(2,888)	(2,347)	(245)	(351)
Benefit obligation at end of year	$57,460	$49,532	$ 4,067	$ 3,486
Change in plan assets:				
Fair value of plan assets at beginning of year	$41,300	$39,297	-	-
Actual return on plan assets	(5,889)	(3,383)	-	-
Employer contributions	17,171	7,733	$ 245	$ 351
Benefits paid	(2,888)	(2,347)	(245)	(351)
Fair value of plan assets at end of year	$49,694	$41,300	$ -	$ -
Reconciliation of funded status:				
Funded status	$ (7,766)	$(8,232)	$(4,067)	$(3,486)
Unrecognized actuarial loss/(gain)	22,237	7,972	371	(34)
Unrecognized prior service cost	162	131	770	885
Net amount recognized at measurement date and end of fiscal year	$14,633	$ (129)	$(2,926)	$(2,635)
Amounts recognized in the statement of financial position consist of:				
Prepaid pension cost	$18,051	$ 3,311	-	-
Accrued benefit liability	(3,418)	(3,440)	$(2,926)	$(2,635)
Net amount recognized at end of fiscal year*	$14,633	$ (129)	$(2,926)	$(2,635)

* Prepaid pension cost is included in intangible and other assets, net and the accrued benefit liability is included in other liabilities.

(Dollars in thousands, except per share data)

13. EMPLOYEE BENEFIT PLANS *(continued)*

	Pension Benefits			Postretirement Benefits		
	2003	2002	2001	2003	2002	2001
Components of net periodic benefit cost:						
Service cost	$1,573	$2,404	$2,128	$152	$149	$101
Interest cost	3,750	3,565	3,204	269	255	172
Expected return on plan assets	(3,618)	(3,624)	(3,270)	-	-	-
Amortization of prior service costs	20	15	15	115	115	-
Recognized actuarial loss/(gain)	443	79	(4)	-	-	(11)
Settlement loss	241	-	-	-	-	-
Net periodic benefit cost	$2,409	$2,439	$2,073	$536	$519	$262
Weighted-average assumptions as of January 31:						
Discount rate	7.00%	7.50%	7.75%	7.00%	7.50%	7.75%
Expected long-term rate of return on plant assets	9.00%	9.00%	9.00%	N/A	N/A	N/A
Rate of compensation increase*	4.00-4.95%	4.00-5.03%	4.00-5.03%	N/A	N/A	N/A

* Rate relates to certain employees. Some covered employees have benefits unrelated to rate of pay.

The Company sponsors two postretirement benefit plans, one of which the Company contributions are fixed so there is no material trend rate assumption. The following information applies to the second plan:

For measurement purposes, a 10.00% annual rate of increase in the pre-65 per capita cost of covered health care benefits was assumed for 2002. The rate is assumed to decrease to 4.50% in 2007 and remain at that level thereafter.

Assumed health care cost trend rates can have a significant effect on the amounts reported for the postretirement plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1% increase	1% decrease
Effect on total service and interest cost components for fiscal 2003	$ -	$ -
Effect on year-end 2003 postretirement benefit obligation	$ -	$ -

(Dollars in thousands, except per share data)

13. EMPLOYEE BENEFIT PLANS *(continued)*

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were $4,660, $3,515 and $2,178, respectively, for fiscal 2003.

(B) Certain employees are eligible to participate in various defined contribution retirement plans. The Company's contributions under the plans are based on either specified percentages of employee contributions or specified percentages of the employees' earnings. The Company's contribution was $1,610, $2,096 and $1,631 for the years ended January 31, 2003, 2002 and 2001, respectively.

(C) The Company has Supplemental Executive Retirement Plans ("SERPs") that cover certain executives. The SERPs are non-qualified, unfunded deferred benefit compensation plans. Expenses related to these SERPs, which were actuarially determined, were $605, $480 and $518 for the years ended January 31, 2003, 2002 and 2001, respectively. The liability for these plans was $2,525 and $2,079 as of January 31, 2003 and 2002, respectively, and was included in other liabilities.

(D) The Company has a Deferred Compensation Plan that covers certain senior management employees and non-employee members of the Company's Board of Directors. With the exception of administration costs, which are paid by the Company, this non-qualified plan is funded entirely by participants through voluntary deferrals of compensation. Income deferrals made by participants under this plan are deposited in individual trust (known under current tax law as a rabbi trust) accounts. The Company follows the provisions of EITF 97-14, "Accounting for Deferred Compensation Arrangement Where Amounts Earned Are Held in a Rabbi Trust and Invested." The EITF requires (i) the accounts of the rabbi trust be consolidated with the accounts of the Company; (ii) the Company stock be classified and accounted for in equity, in a manner similar to the way in which treasury stock is accounted for; (iii) the diversified assets be accounted for in accordance with generally accepted accounting principles for the particular asset; and (iv) the deferred compensation obligation be classified as a liability and adjusted with a corresponding charge (or credit) to compensation cost, to reflect changes in the fair value of the amount owed to the participant. At January 31, 2003 and 2002 the liability for the Company's Deferred Compensation Plan was $526 and $552, respectively, and was included in other liabilities.

(Dollars in thousands, except per share data)

14. QUARTERLY FINANCIAL DATA (unaudited)

Quarterly financial data for the years ended January 31, 2003 and 2002 follow:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
For the year ended January 31, 2003:				
Net sales	$ 84,062	$ 84,292	$ 87,637	$79,754
Gross profit	18,646	20,202	20,808	19,043
Operating income	7,475	8,626	9,392	8,561
Net income	4,124	4,704	5,128	5,336
Net income per common share - basic	0.16	0.18	0.20	0.21
Net income per common share - diluted	0.16	0.18	0.20	0.21

The results for the fourth quarter of fiscal 2003 reflect pre-tax charges of $1,813 for the re-organization of certain manufacturing locations in the Power Electronics Division, the write-off of $496 of goodwill in the Motive Power Division, the recognition of a $1,610 gain on the sale of the Company's metal fabrication facility and the reduction of the effective tax rate to 19.3% for the quarter, reflecting resolution of state tax audits.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
For the year ended January 31, 2002:				
Net sales	$155,383	$125,493	$102,505	$ 88,260
Gross profit	46,033	37,509	22,110	22,619
Operating income	29,617	23,066	5,684	9,207
Net income	16,847	13,100	1,848	4,279
Net income per common share - basic	0.64	0.50	0.07	0.16
Net income per common share - diluted	0.62	0.49	0.07	0.16

In the third quarter of fiscal year 2002, the Company incurred a pre-tax charge of $4,000, primarily due to costs related to a potential acquisition that did not close.

(Dollars in thousands, except per share data)

15. OPERATIONS BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA

The Company has the following four reportable business segments:

The Powercom Division manufactures and markets integrated reserve power systems and components for the standby power market, which includes telecommunications, uninterruptible power supplies and utilities. Integrated reserve power systems monitor and regulate electric power flow and provide backup power in the event of a primary power loss or interruption. The Powercom Division also produces the individual components of these systems, including reserve batteries, power rectifiers, system monitors, power boards and chargers.

The Dynasty Division manufactures and markets industrial batteries primarily for the uninterruptible power supply, telecommunications and cable markets. Major applications of these products include wireless and wireline telephone infrastructure, CATV signal powering, corporate data center powering and computer network back-up for use during power utility outages.

The Power Electronics Division manufactures and markets custom, standard and modified-standard electronic power supply systems, including DC to DC converters, for large original equipment manufacturers ("OEMs") of telecommunications and networking equipment, as well as office and industrial equipment.

The Motive Power Division manufactures complete systems and individual components (including power electronics and batteries) to power, monitor, charge and test the batteries used in electric industrial vehicles, including fork-lift trucks, automated guided vehicles and airline ground support equipment. These products are marketed to end users in a broad array of industries, dealers of fork-lift trucks and other material handling vehicles, and, to a lesser extent, OEMs.

Summarized financial information related to the Company's business segments for the years ended January 31, 2003, 2002 and 2001 is shown below:

	Powercom Division	Dynasty Division	Power Electronics Division	Motive Power Division	Consolidated
Year ended January 31, 2003:					
Net sales	$144,478	$ 89,883	$ 46,840	$54,544	$335,745
Operating income (loss)	$ 25,495	$ 13,499	$ (52)	$ (4,888)	$ 34,054
Year ended January 31, 2002:					
Net sales	$234,802	$112,794	$ 63,155	$60,890	$471,641
Operating income (loss)	$ 57,303	$ 17,401	$ (5,963)	$ (1,167)	$ 67,574
Year ended January 31, 2001:					
Net sales	$264,664	$163,072	$110,117	$77,825	$615,678
Operating income (loss)	$ 51,139	$ 37,987	$ 12,186	$ (1,293)	$100,019

(Dollars in thousands, except per share data)

15. OPERATIONS BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA *(continued)*

Many of the Company's facilities manufacture products for more than one segment. Therefore, it is not practicable to disclose asset information (assets, expenditures for long-lived assets) on a segment basis.

Summarized financial information related to the geographic areas in which the Company operated at January 31, 2003, 2002 and 2001 and for each of the years then ended is shown below:

	2003	2002	2001
Net sales			
United States	$275,268	$375,283	$487,064
Canada	27,535	34,514	67,202
Other countries	32,942	61,844	61,412
Consolidated totals	$335,745	$471,641	$615,678
Long-lived assets			
United States	$194,857	$191,578	$191,994
United Kingdom	51,555	44,794	50,155
Other countries	19,445	26,853	27,123
Consolidated totals	$265,857	$263,225	$269,272

16. WARRANTY

The Company provides for estimated product warranty expenses when the related products are sold. Because warranty estimates are forecasts that are based on the best available information, primarily historical claims experience, claims costs may differ from amounts provided. An analysis of changes in the liability for product warranties follows:

Balance at February 1, 2002	$12,349
Current year provisions	3,770
Expenditures	(5,520)
Balance at January 31, 2003	$10,599

As of January 31, 2003, accrued warranty obligations of $10,599 include $3,804 in current liabilities and $6,795 in other liabilities. As of January 31, 2002, accrued warranty obligations of $12,349 include $3,526 in other current liabilities and $8,823 in other liabilities.

C&D TECHNOLOGIES, INC. AND SUBSIDIARIES
SCHEDULE II.
VALUATION AND QUALIFYING ACCOUNTS
for the years ended January 31, 2003, 2002 and 2001
(Dollars in thousands)

	Balance at Beginning of Period	Additions Charged to Costs & Expenses	Additions Charged to Other Accounts (a)	Deductions (b)	Balance at End of Period
Deducted From Assets					
Allowance for doubtful accounts:					
Year ended January 31, 2003	$2,278	-	-	$ 372	$1,906
Year ended January 31, 2002........	4,121	$420	-	2,263	2,278
Year ended January 31, 2001.	3,080	955	$193	107	4,121

(a) Additions related to business acquisitions.
(b) Amounts written-off, net of recoveries and reserve reversals.

Board of Directors

William Harral, III (2,3)
Chairman of the Board of Directors
President
The Barra Foundation

Wade H. Roberts, Jr.
President and Chief Executive Officer

Peter R. Dachowski (1)
President
Saint-Gobain Isover

Kevin P. Dowd (2*)
Former President and Chief Executive Officer
Checkpoint Systems

Robert I. Harries (2)
Senior Vice President
FMC Corporation
General Manager
Industrial Chemicals Group and Shared Services

Pamela S. Lewis (1)
President
Queens University of Charlotte

George MacKenzie (1*,3)
Former Executive Vice President and Chief Financial Officer
GLATFELTER

John A.H. Shober (1,3*)
Former President and Chief Executive Officer
Penn Virginia Corporation

Stanley W. Silverman (2)
President and Chief Executive Officer
PQ Corporation

(1) Audit Committee
(2) Compensation Committee
(3) Nominating/Corporate Governance Committee
* Committee Chairperson

Officers

Wade H. Roberts, Jr.
President and Chief Executive Officer

David A. Fix
Vice President and General Manager
Powercom Division

Charles R. Giesige, Sr.
Vice President and General Manager
Dynasty Division

Linda R. Hansen
Vice President, General Counsel and Corporate Secretary

James Dean Johnson
Vice President and General Manager
Power Electronics Division

Apostolos T. Kambouroglou
Vice President
Operations

Kerry M. Kane
Vice President and Controller

Stephen E. Markert, Jr.
Vice President, Finance and Chief Financial Officer

Robert T. Marley
Vice President and Treasurer

Pamela J. Reich
Vice President
Environment, Health and Safety

Robert M. Scott
Vice President and General Manager
Motive Power Division

John A. Velker
Vice President
Corporate Development

Stockholder Information

Transfer Agent
Mellon Investor Services, LLC
South Hackensack, New Jersey
www.melloninvestor.com

Independent Accountants
PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania

Company Executive Offices
1400 Union Meeting Road
Blue Bell, PA 19422
(215) 619-2700
www.cdtechno.com

Annual Meeting
The annual meeting of stockholders will be held at the Plymouth Meeting Doubletree Hotel, 640 West Germantown Pike, Plymouth Meeting, PA on Wednesday, May 28, 2003 at 10:00 a.m.

Stock
The common stock of the Company is traded on the New York Stock Exchange under the symbol CHP.

10-K
The Annual Report contains a copy of the Company's Annual Report on Form I0-K (including the financial statements and related schedules) as filed with the Securities and Exchange Commission.

The Company maintains a direct mailing list to assure that stockholders, whose stock is not held in their own names, and other interested persons receive quarterly and annual reports on a timely basis. If you would like your name added to this list, or if you would like to receive a copy of the exhibits to the Form 10-K, please send a written request to:

Investor Relations
C&D Technologies, Inc.
1400 Union Meeting Road
Blue Bell, PA 19422

C&D Technologies, Inc. is a member of the Battery Council International and supports and participates in the Council's programs to recycle industrial lead acid batteries.

C&D TECHNOLOGIES, INC.
Power Solutions

1400 Union Meeting Road
Blue Bell, PA 19422
www.cdtechno.com